QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 12, 2003

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Yes: ☐        No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Yes: ☐        No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes: ☐        No: ☒

        Enclosure: Report "Operating and Financial Review for the Six Month Period Ended June 30, 2003"

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2002 AND JUNE 30, 2003 (Unaudited)
(In thousands, except share data)

	December 31, 2002	June 30, 2003
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$394,071	443,808
Trade receivables and accrued income, net (Note 5)	217,471	277,390
Due from related parties (Note 6)	78,857	82,212
Inventories	6,213	5,489
Prepaid expenses	14,570	48,553
Deferred tax asset (Note 15)	—	74,765
Other current assets	44,736	65,385

Total current assets	755,918	997,602
DUE FROM RELATED PARTIES (Note 7)	9,585	679
PREPAID EXPENSES	1,747	2,862
INVESTMENT SECURITIES	—	1,993
INVESTMENTS (Note 8)	106,479	136,630
FIXED ASSETS, net (Note 9)	1,431,963	1,322,278
CONSTRUCTION IN PROGRESS (Note 10)	62,910	61,203
INTANGIBLES, net (Note 11)	856,364	847,521
GOODWILL	—	1,349
OTHER LONG TERM ASSETS	8,527	6,591

	$3,233,493	3,378,708

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short term borrowings (Note 12)	$373,828	191,822
Trade payables (Note 13)	25,737	33,048
Due to related parties	2,548	1,410
Taxes payable (Note 15)	—	37,140
Other current liabilities and accrued expenses (Note 14)	563,311	813,913

Total current liabilities	965,424	1,077,333
LONG TERM BORROWINGS (Note 16)	905,875	814,774
LONG TERM LEASE OBLIGATIONS	19,132	15,863
RETIREMENT PAY LIABILITY	6,657	8,981
DEFERRED TAX LIABILITIES (Note 15)	—	10,760
MINORITY INTEREST	568	563
OTHER LONG TERM LIABILITIES	5,378	6,195

SHAREHOLDERS' EQUITY
Common stock
Par value one thousand TL; authorized, issued and outstanding 500,000,000,000 shares in 2002 and in 2003 (17)	636,116	636,116
Additional paid in capital	178	178
Advances for common stock	119	119
Legal reserves	5	5
Accumulated other comprehensive loss (Note 3)	(4,017)	(2,949)
Retained earnings	698,058	810,770

Total shareholders' equity	1,330,459	1,444,239

COMMITMENTS AND CONTINGENCIES (Note 19)	$3,233,493	3,378,708

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2003 (Unaudited)
(In thousands, except share data)

	Three Months Ended June 30		Six Months Ended June 30
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)
Revenues	$497,478	583,707	934,669	1,074,798
Direct cost of revenues	(343,354)	(363,588)	(656,039)	(690,246)

Gross profit	154,124	220,119	278,630	384,552
General and administrative expenses	(27,051)	(26,607)	(52,202)	(48,830)
Selling and marketing expenses	(53,054)	(57,726)	(98,002)	(106,766)

Operating income	74,019	135,786	128,426	228,956
Income from related parties, net	30	643	79	2,633
Interest income	24,011	20,952	56,763	48,469
Interest expense	(77,345)	(80,574)	(150,758)	(168,256)
Other income, net	2,733	3,575	5,443	6,592
Equity in net income (loss) of unconsolidated investees (Note 8)	(4,260)	4,252	(23,578)	6,463
Minority interest	6	333	119	702
Translation loss	(13,624)	(52,493)	(10,316)	(53,570)

Income before taxes	5,570	32,474	6,178	71,989
Income tax benefit (Note 15)	—	40,723	—	40,723

Net income	$5,570	73,197	6,178	112,712

Basic and diluted earnings per common share (Note 17)	$0,00001	0,00015	0,00001	0,00023

Weighted average number of common shares outstanding (Note 17)	500,000,000,000	500,000,000,000	500,000,000,000	500,000,000,000

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2003 (Unaudited)
(In thousands)

	June 30 2002	June 30 2003
	(Unaudited)	(Unaudited)
Operating Activities:
Net income	$6,178	112,712
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	205,312	209,965
Provision for retirement pay liability	968	2,324
Provision for inventories	(1,171)	(483)
Provision for doubtful receivables	2,591	28,430
Equity in net loss (income) of unconsolidated investees	23,632	(6,463)
Minority interest	(325)	(5)
Deferred taxes	—	(64,005)
Changes in assets and liabilities:
Trade receivables	(20,908)	(98,524)
Due from related parties	(56,789)	5,551
Inventories	2,533	1,207
Prepaid expenses	(7,732)	(35,098)
Other current assets	2,175	(37,686)
Other long term assets	442	(218)
Due to related parties	(2,819)	(1,138)
Accrued income	5,997	10,175
Accrued expense	117,658	186,886
Trade payables	(204,323)	7,311
Taxes payable	—	37,140
Other current liabilities	7,201	60,697
Other long term liabilities	(647)	817

Net cash provided by operating activities	79,973	419,595
Investing Activities:
Additions to fixed assets	(56,920)	(45,196)
Reductions in construction in progress	38,142	1,707
Additions to intangibles	(14,965)	(46,240)
Investment in securities	—	(1,993)
Investments in investees	—	(23,968)

Net cash used for investing activities	(33,743)	(115,690)

Financing Activities:
Increase in short term debt	—	4,929
Payment on long and short term debt	(122,812)	(278,037)
Net decrease in debt issuance expenses	6,043	19,195
Payment on lease obligations	(4,780)	(5,383)
Increase in lease obligations	—	5,128

Net cash used for financing activities	(121,549)	(254,168)
Net increase (decrease) in cash	(75,319)	49,737
Cash at the beginning of year	243,114	394,071

Cash at the end of period	167,795	443,808

Supplemental cash flow information:
Interest paid	79,593	62,125

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003 (Unaudited)
(In thousands)

	Common Stock							Accumulated other comprehensive loss
			Additional paid in capital	Advance for common stock	Legal reserves	Comprehensive income	Retained earnings		Total shareholders' equity
	Shares	Amount
Balance at December 31, 2002	500,000,000,000	$636,116	178	119	5		698,058	(4,017)	1,330,459
Comprehensive income:
Net income						112,712	112,712		112,712
Other comprehensive income:
Translation adjustment						1,068		1,068	1,068

Comprehensive income						113,780

Balances at June 30, 2003	500,000,000,000	$636,116	178	119	5		810,770	(2,949)	1,444,239

The accompanying notes are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND JUNE 30, 2003 (UNAUDITED), AND FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2003 (UNAUDITED)

(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(1)   Business:

        Turkcell Iletisim Hizmetleri Anonim Sirketi (Turkcell-Parent company) was incorporated on October 5, 1993. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey.

        Turkcell and Turk Telekomunikasyon A.S. (Turk Telekom), a state owned organization of Turkey, were parties to a revenue sharing agreement signed in 1993, which set forth the terms related to the construction and operating phases of GSM network (the Revenue Sharing Agreement). In accordance with this agreement, Turk Telekom contracted with subscribers, performed billing and collection and assumed collection risks, while Turkcell made related GSM network investments. The Revenue Sharing Agreement covered a period of 15 years commencing in 1993. Turk Telekom and Turkcell shared revenues billed for subscription fees, monthly fixed fees and outgoing calls, at a ratio of 67.1% and 32.9%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls.

        On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Ministry of Transportation and Communications of Turkey (the Turkish Ministry). In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the Turkish Treasury) an ongoing license fee equal to 15% of its gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

        On February 13, 2002, Turkcell renewed its License Agreement with the Telecommunications Authority, which included certain additional requirements including an obligation to pay an administration fee to the Telecommunications Authority equaling to 0.35% of net revenues.

        As of December 31, 2002, Kibris Mobile Telekomunikasyon Limited Sirketi (Kibris Telekom), Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (Global), Corbuss Kurumsal Telekom Servis Hizmetleri A.S. (Corbuss), Turktell Bilisim Servisleri A.S. (Turktell), Hayat Boyu egitim A.S. (Hayat), Kibrisonline Limited Sirketi (Kibrisonline), Bilisim ve Egitim Teknolojileri A.S. (Bilisim), Digikids Interaktif Cocuk Programlari Yapimciligi ve Yayinciligi A.S. (Digikids), Mapco Internet ve Iletisim Hizmetleri Pazarlama A.S. (Mapco) and Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (Inteltek) (the subsidiaries) are consolidated subsidiaries, owned 100.00%, 99.89%, 99.25%, 99.95%, 74.96%, 60.00%, 99.95%, 59.97%, 70.00% and 54.97%, respectively, by Turkcell or the subsidiaries.

        At the Turktell's Board of Directors meeting held on February 26, 2003, it was resolved to invest to Eglence Servisleri Platformu Ticaret A.S., a new company to be engaged to set up and operate the central betting system, which is a computerised system that works with connected virtual and stationary agents and/or betting terminals and through multi-access electronic environment. However, this resolution has been cancelled at the Turktell's Board of Directors meeting held on July 16, 2003. (Note 21)

        At the Board of Directors meeting of Turktell held on June 16, 2003, it was resolved that Turktell acquires 637,975 and 318,985 shares of Mapco owned by Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme A.S. (Superonline) and Digital Platform Iletisim Hizmetleri A.S. (Digital Platform), respectively. Accordingly, an additional 30.00% interest of Mapco is acquired by the Company, increasing its stake to 100.00%.

        As of June 30, 2003, Kibris Telekom, Global, Corbuss, Turktell, Hayat, Kibrisonline, Bilisim, Digikids, Mapco and Inteltek are consolidated subsidiaries, owned 100.00%, 99.89%, 99.25%, 100.00%, 75.00%, 60.00%, 100.00%, 60.00%, 100.00% and 55.00%, respectively.

        As of December 31, 2002 and June 30, 2003, Fintur Holdings B.V. (Fintur) was an equity investee.

(2)   Financial Position and Basis of Preparation of Financial Statements:

        Turkcell and its subsidiaries (the Company) maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in the countries where they are resident. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America. The unaudited consolidated financial statements of the Company as of June 30, 2003, and for the three month and six month periods ended June 30, 2002 and 2003, in the opinion of the management of the Company, include all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of such unaudited interim periods.

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable/amortizable lives of fixed assets and intangibles; amounts reflected as allowances for doubtful receivables, valuation allowances on deferred tax assets and amounts reflected as accruals for liabilities arising from legal proceedings.

        At June 30, 2003, current liabilities exceeded current assets by $79,731 (December 31, 2002: 209,506). This matter may raise doubt about the Company's ability to continue as a going concern. The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. The Company has generated positive cash flows from operations for the past years. Management believes that the Company will continue to generate sufficient operating cash flows to operate as a going concern. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        These unaudited interim financial statements should be read in conjunction with the Company's Annual Report on Form 20-F.

        As of December 31, 2002 and June 30, 2003, the consolidated financial statements include the accounts of Turkcell and ten majority owned subsidiaries. The investment in Fintur is included under the equity method of accounting. (Note 8)

        The major principles of consolidation are as follows:

—
All significant intercompany balances and transactions have been eliminated in consolidation.

—
Minority interest in net assets and net income of the consolidated subsidiaries are separately classified in the consolidated balance sheets and consolidated statements of operations.

(3)   Comprehensive Income

        Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period. Comprehensive income for the three month and six month periods ended June 30, 2002 and 2003 were $5,463, $73,671, $5,920 and $113,780, respectively.

(4)   New Accounting Standards Issued

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends SFAS No. 133 for decision made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, and the characteristics of a derivative that contains financing components. The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003 and all provisions of this statement should be applied prospectively. The adoption of SFAS No. 149 is not expected to have a material effect on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for contracts entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. The adoption of SFAS No. 150 is not expected to have a material effect on the Company's consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after 15 June 2003. Management believes that the adoption of this standard will have no material impact on the Company's consolidated financial statements.

(5)   Trade Receivables and Accrued Income, net:

        At December 31, 2002 and June 30, 2003, the breakdown of trade receivables and accrued income is as follows:

	December 31, 2002	June 30, 2003
		(Unaudited)
Receivables from subscribers	$189,883	271,006
Receivable from Turk Telekom	56,949	62,106
Accounts and checks receivable	16,484	28,728

	263,316	361,840
Accrued service income	80,832	70,657
Allowance for doubtful receivables	(126,677)	(155,107)

	$217,471	277,390

        The Company has a receivable from Turk Telekom at December 31, 2002 and June 30, 2003, which represents amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay Turkcell for Turk Telekom's fixed line subscribers' calls to Turkcell's GSM subscribers.

        The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

        Additionally, based on the decision of the Court of Appeal related to Turk Telekom Interconnection Dispute, for the amounts paid in 2000, the Company recorded an accrued income amounting $24,140 as of June 30, 2003. (Note 19)

        Accounts and cheques receivable represent amounts due from dealers and roaming receivables.

        Movements in the allowance for doubtful receivables are as follows:

	December 31, 2002	June 30, 2003
		(Unaudited)
Beginning balance	$111,002	126,677
Provision for doubtful receivables	37,645	9,080
Write-off	(5,599)	(1,055)
Effect of change in exchange rate	(16,371)	20,405

Ending balance	$126,677	155,107

(6)   Due from Related Parties:

        As of December 31, 2002 and June 30, 2003, the balance comprised:

	December 31, 2002	June 30, 2003
		(Unaudited)
Digital Platform	$10,824	29,595
A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)	20,846	16,733
Azertel Telekomunikasyon Yatirim Dis Ticaret A.S. (Azertel)	2,940	9,737
KVK Teknoloji Urunleri A.S. (KVK Teknoloji)	6,489	9,502
ADD Production Medya A.S. (ADD)	16,656	5,405
Milleni.com GmbH (Milleni.com)	3,695	4,330
Geocell Ltd. (Geocell)	—	2,003
Asli Gazetecilik ve Matbaacilik A.S. (Asli Gazetecilik)	5,667	159
Superonline	1,181	147
Azercell Telecom B.M. (Azercell)	1,375	53
Cukurova Investments N.V. (Cukurova Investments)	1,735	—
KVK Mobil Telefon Sistemleri Ticaret A.S. (KVK)	3,816	—
Other	3,633	4,548

	$78,857	82,212

        Due from Digital Platform mainly resulted from receivables from call center revenues and advances given for current and planned sponsorships.

        Due from A-Tel mainly resulted from simcard and prepaid card sales and advances given for hand-set subsidies provided by A-Tel in certain campaigns started by this company. (Note 18)

        $2,440 at December 31, 2002 and $4,102 at June 30, 2003 of the balance due from Azertel mainly resulted from expenses paid by Turkcell on behalf of this company. Within the balance as of December 31, 2002 and June 30, 2003, $500 and $5,635 represent short term portion of long term receivables, which has been collected subsequently in February 2003 and August 2003, respectively. (Note 7)

        Due from KVK Teknoloji mainly resulted from SIM card and prepaid card sales to this company. The Company has started to sell to KVK Teknoloji in the fourth quarter of 2002. (Note 18)

        Due from ADD mainly resulted from services rendered related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines. (Note 18)

        Due from Milleni.com mainly resulted from interconnection receivables. (Note 18)

        Due from Geocell mainly resulted from roaming receivables and sales of GSM equipment. (Note 18)

        Due from Asli Gazetecilik mainly resulted from advances given for making space and airtime reservations for advertisements on televisions, radio stations, newspapers and magazines mainly owned by Cukurova Group. (Note 18)

        Due from Superonline mainly resulted from receivables from call center revenues.

        Due from Azercell resulted from roaming receivables and consultancy services given to this company.

(7)   Due from Related Parties—Long Term

        At December 31, 2002, the balance represented an amount due from Azertel mainly resulted from the payment made by Azertel (on behalf of Azercell) to the Azerbaijan Ministry of Communication as profit guarantee for 1997, in accordance with Article 13 of the GSM contract dated January 19, 1996. Under an amendment made in 1998 to the original contract, the dividend guarantee was cancelled and advance payments on amounts already distributed as dividends for 1997 were repayable to Azercell. This balance was to be paid back by Azertel to the Company from future dividends of Azercell to Azertel. At June 30, 2003, the outstanding balance of $5,635 has been reclassified to short term as it has been collected subsequently in August 2003. (Note 21)

        At June 30, 2003, the balance represents an amount due from Superonline mainly resulted from receivables from call center revenues.

(8)   Investments:

        At December 31, 2002 and June 30, 2003, investments in associated companies were as follows:

	December 31, 2002	June 30, 2003
		(Unaudited)
Fintur	$106,479	114,011
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret A.S. (Aks TV)	—	15,750
Basin Yatirim Sanayi ve Ticaret A.S. (Basin Yatirim)	—	6,869

	$106,479	136,630

        At June 30, 2003, the Company's ownership interest in Fintur was 41.45%, which is accounted for under the equity method.

        In 2003, Bilisim entered into discussions to acquire minority interests in media companies owned by the Cukurova Group. By the end of June 2003, Bilisim acquired 6.24% ownership interest in Aks TV and 8.23% ownership interest in Basin Yatirim. Investments in these companies are accounted for under cost method.

        Aggregate summarized information of Fintur as of December 31, 2002 and June 30, 2003, and of Fintur and Siber Egitim for the six month period ended June 30, 2002, and of Fintur for the six month period ended June 30, 2003 are as follows:

	December 31, 2002	June 30, 2003
		(Unaudited)
Current assets	$103,679	115,435
Noncurrent assets	363,008	384,031

	466,687	499,466

Current liabilities	226,021	220,345
Noncurrent liabilities	100,704	120,990
Shareholders' equity	139,962	158,131

	$466,687	499,466

	6 months ended June 30, 2002	6 months ended June 30, 2003
	(Unaudited)	(Unaudited)
Revenue	$108,686	142,640
Direct cost of revenue	(53,199)	(73,383)
Income (loss) before tax	(87,122)	18,316
Net income (loss)	(94,189)	15,593

(9)   Fixed Assets, net:

        As of December 31, 2002 and June 30, 2003, the analysis of fixed assets is as follows:

	Useful Lives	December 31, 2002	June 30, 2003
			(Unaudited)
Operational fixed assets:
Base terminal stations	8 years	$934,317	957,494
Mobile switching center/base station controller	8 years	824,611	827,557
Minilinks	8 years	193,106	196,917
Supplementary system	8 years	33,498	36,419
Call center equipment	5 years	7,777	8,110
GSM services equipment	8 years	82,120	80,337

		2,075,429	2,106,834
Accumulated depreciation		(852,975)	(979,843)

Operational fixed assets, net		1,222,454	1,126,991
Non-operational fixed assets:
Land		773	773
Buildings	25 years	172,442	172,452
Furniture, fixture and equipment	4-5 years	143,716	146,421
Motor vehicles	4-5 years	7,837	7,172
Leasehold improvements	3-5 years	52,113	58,669

		376,881	385,487
Accumulated depreciation		(167,372)	(190,200)

Non-operational fixed assets, net		209,509	195,287

		$1,431,963	1,322,278

        Total amount of interest capitalized on fixed assets during the six month periods ended June 30, 2002 and 2003 amounted to $7 and $7, respectively. Total amount of interest capitalized on fixed assets during the three month periods ended June 30, 2002 and 2003 amounted to $7 and $3, respectively. Such capitalized interest is depreciated over the useful lives of the related assets.

        At December 31, 2002 and June 30, 2003, total fixed assets acquired under finance leases amounted to $66,930 and $72,060, respectively. Depreciation of these assets amounted to $844, $804, $1,690 and $1,588 for the three month and six month periods ended June 30, 2002 and 2003, respectively, and is included with depreciation expense.

(10) Construction in Progress:

        At December 31, 2002 and June 30, 2003, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

	December 31, 2002	June 30, 2003
		(Unaudited)
Turkcell-Phase 9	$60,020	48,672
Turkcell-Other projects	876	6,406
Non-operational items	1,476	5,587
Kibris Telekom-GSM network	538	538

	$62,910	61,203

(11) Intangibles, net:

        As of December 31, 2002 and June 30, 2003, intangibles consisted of the following:

	Useful lives	December 31, 2002	June 30, 2003
			(Unaudited)
Turkcell-License (Note 1)	25 years	$500,000	500,000
Computer software	8 years	683,822	729,180
Transmission lines	10 years	14,985	15,866

		1,198,807	1,245,046
Accumulated amortization		(342,443)	(397,525)

		$856,364	847,521

        As of June 30, 2003, amortized intangible assets are as follows:

	Gross carrying amount	Accumulated amortization
	(Unaudited)	(Unaudited)
Turkcell-License	$500,000	103,333
Computer software	729,180	288,813
Transmission lines	15,866	5,379

	$1,245,046	397,525

Aggregate amortization expense

        Aggregate amortization expense for the three month and six month periods ended June 30, 2002 and 2003 were $25,709, $27,837, $51,358 and $55,076, respectively.

Estimated amortization expense

For the year ended December 31, 2003	$111,021
For the year ended December 31, 2004	110,042
For the year ended December 31, 2005	108,028
For the year ended December 31, 2006	104,163
For the year ended December 31, 2007	93,774

        The Company adopted SFAS No.142 on January 1, 2002. The adaptation of SFAS No. 142 did not have a material impact on the Company's consolidated financial position or results of operations. As of June 30, 2003, the Company does not have any indefinite life intangible assets.

(12) Short Term Borrowings:

        At December 31, 2002 and June 30, 2003, short-term borrowings comprised the following:

	December 31, 2002	June 30, 2003
		(Unaudited)
Current portion of long term borrowings (Note 16)	$373,528	186,893
Other short term bank loans and overdrafts	300	4,929

	$373,828	191,822

(13) Trade Payables:

        At June 30, 2003, the balance represents amount due to Ericsson Telekomunikasyon A.S. (Ericsson Turkey) and Ericsson Radio Systems AB (Ericsson Sweden) of $4,939 (December 31, 2002: $2,499) and $3,722 (December 31, 2002: $1,580), respectively, resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totalling $24,387 (December 31, 2002: $21,658) arising in the ordinary course of business.

        Turkcell is party to a series of supply agreements with Ericsson Turkey (collectively the Supply Agreements) under which Ericsson Turkey has agreed to supply Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also give Turkcell a non-exclusive restricted software License for GSM software. Under the Supply Agreements, Ericsson Sweden guarantees all of Ericsson Turkey's obligations to Turkcell.

        Turkcell also entered into a GSM service agreement with Ericsson Sweden under which Ericsson Sweden supplies Turkcell with the following system services: trouble report handling service, hardware service, consultation service and emergency service. This agreement expired on December 31, 1998 but contains successive one-year automatic renewals unless terminated by either party in writing no later than nine months prior to the expiration of the current term, but not beyond December 31, 2005. As of June 30, 2003, the agreement was automatically extended through December 31, 2003.

(14) Other Current Liabilities and Accrued Expenses:

        At December 31, 2002 and June 30, 2003, the balance comprised:

	December 31, 2002	June 30, 2003
		(Unaudited)
License fee accrual-The Turkish Treasury	$256,126	428,075
Taxes and withholdings	66,852	106,960
Frequency usage fee accrual (Note 19)	54,434	78,041
Deferred income	40,887	61,031
Accrued interest on borrowings	42,488	41,648
Selling and marketing expense accruals	19,547	24,104
Transmission fee accruals	51,559	19,445
Interconnection accrual-Turk Telekom	1,225	12,579
Lease obligations-short term portion	9,387	12,401
Accrual for Competition Board penalty (Note 19)	—	4,905
Accrual for derivative instruments (Note 20)	—	4,322
Roaming expense accrual	3,171	3,378
Other expense accruals	17,635	17,024

	$563,311	813,913

        In accordance with the License Agreement (Note 1), Turkcell pays the Turkish Treasury an ongoing license fee equal to 15% of its gross revenue. The balance of $256,126 at December 31, 2002 represents the license fee accrual amounting to $15,516 for the month of December 2002 and license fee accrual on interconnection revenues amounting to $240,610 including interest of $95,056 for the months of March 2001 through December 2002. The balance of $428,075 at June 30, 2003 consists of license fee accrual amounting to $28,434 for the month of June 2003 and license fee accrual on interconnection revenues amounting to $399,641 including interest of $185,221 for the months of March 2001 through June 2003.

        Turkcell did not pay the annual frequency usage fee for 2002, but accrued TL 52.3 trillion (equivalent to $36,812 as of June 30, 2003) for principal and TL 58.6 trillion (equivalent to $41,229 as of June 30, 2003) for interest in the accompanying consolidated financial statements as of June 30, 2003.

        On December 26, 2002, the commercial court has decided against Turkcell in the transmission lines lawsuit. As a result, the Company accrued $37,405 in the consolidated financial statements as of and for the year ended December 31, 2002. In June 2003, the Company made the respective payment.

        Interconnection accrual at December 31, 2002 and June 30, 2003 represents amounts payable under the Interconnection Agreement. The Interconnection Agreement requires that Turkcell pays Turk Telekom for Turkcell's GSM subscribers' calls to Turk Telekom's fixed-line subscribers.

(15) Taxes on Income:

        The income tax benefit (expense) is attributable to income/loss from continuing operations and consists of:

	3 Months Ended June 30,		6 Months Ended June 30,
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)
Current tax charge	$—	(23,282)	$—	(23,282)
Deferred tax benefit	—	64,005	—	64,005

Income tax benefit (expense)	—	40,723	—	40,723

        Income tax benefit attributable to income from continuing operations for the three month and six month periods ended June 30, 2003 was $40,723. There was no income tax benefit (expense) attributable to income from continuing operations for the three month and six month periods ended June 30, 2002. These amounts are differed from the amount computed by applying the Turkish income tax rate of 30% (2002: 33%) to pretax income from continuing operations as a result of the following:

	3 Months Ended June 30,		6 Months Ended June 30,
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)
Computed "expected" tax expense	$(1,845)	(9,742)	(2,039)	(21,597)
Non taxable translation gain	50,144	(51,101)	2,114	(60,815)
Investment tax credit	(21,454)	16,666	37,397	36,655
Change in valuation allowance	(28,280)	99,331	(27,460)	109,593
Non deductible expense	$1,435	(14,431)	(10,012)	(23,113)

Income tax benefit (expense)	—	40,723	—	40,723

        For the three month and six month periods ended June 30, 2003, substantially all income from continuing operations and related tax benefit (expense) were domestic.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 and June 30, 2003 are presented below:

	December 31, 2002	June 30, 2003
		(Unaudited)
Deferred tax assets:
Accrued expenses	$103,925	148,137
Accounts and other receivables (principally due to allowance for doubtful accounts) and other	22,688	54,495
Net operating loss carryforwards	91,857	9,326
Tax credit carryforwards (Investment tax credit)	361,584	338,747

Gross deferred tax assets	580,054	550,705
Less: Valuation allowances	(477,712)	(346,687)

Net deferred tax assets	102,342	204,018
Deferred tax liabilities:
Fixed assets and intangibles, principally due to financial leases, differences in depreciation and amortization, and capitalization of interest and foreign exchange loss for tax purposes	(102,342)	(140,013)

Total deferred tax liabilities	(102,342)	(140,013)

Net deferred tax assets (liabilities)	$—	64,005

        At June 30, 2003, net operating loss carry forwards are as follows (unaudited):

Year	Amount	Expiration Date
1999	$1,234	2004
2000	6,838	2005
2001	10,224	2006
2002	3,525	2007
2003	7,020	2008

        On March 24, 2003, Turkcell applied to the Tax Authority to increase its corporation tax bases for the years 1998, 1999 and 2000, in accordance with Tax Amnesty Law No. 4811, which became effective February 27, 2003. On April 9, 2003, Committee of Account Experts notified the expert reports of corporation taxes for the fiscal periods of 1998, 1999, 2000 and 2001 to Turkcell. Based on the expert's reports, Turkcell's net operating loss carryforwards were approved to be TL 1,012 trillion. On July 14, 2003, Committee of Account Experts notified another report amending net operating loss carryforwards as TL 1,020 trillion.

        Non taxable translation gain results from translation of Turkish Lira denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies. Under SFAS No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of Turkish Lira denominated fixed assets and intangibles into the US Dollar.

        The Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8%. Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4,208,383 in qualifying expenditures, as defined in the certificates. As of June 30, 2003, the Company had incurred cumulative qualifying expenditures of approximately $3,516,276 (December 31, 2002: $2,752,966), resulting in tax credit carry forwards under the certificates of approximately $338,747 (December 31, 2002: $361,584), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $1,869,241 of qualifying expenditures through June 30, 2002, (December 31, 2002: $2,440,134) under such certificates are indexed against future inflation.

        The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. The Company forecasts to have taxable income in 2003 and 2004 and has generated taxable income for four consecutive quarters. Management believes that subsequent to the conclusion of the war in Iraq during the Company's second quarter and the limited impact it has had on the economic situation in Turkey, the economic and political uncertainties surrounding the Company have become less uncertain and provided management better visibility about the near term future. Currently, management believes that a one-year period is a reasonable period of time for management to forecast taxable income and related tax matters for a company operating in the economic and political environment such as Turkey. As a result of these developments in the second quarter of 2003, management changed their judgment regarding the realizability of the deferred tax assets and related valuation allowance requirements. Therefore, the Company reported the impact of this change in judgment in the second quarter of 2003, releasing approximately $64,005 of valuation allowance and reporting a comparable amount of deferred tax benefit. However, due to the continued uncertainty over the long term, management believes a valuation allowance should continue to be provided on a portion of the deferred tax assets as they are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $346,687 is recorded as of June 30, 2003 (December 31, 2002: $477,712) for such amounts. The valuation allowance at December 31, 2002 and June 30, 2003 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not the net deferred tax asset of approximately $204,018 as of June 30, 2003 will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. During the remainder of 2003, the Company will continue to evaluate the realizability of its deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

        In accordance with the Law No. 4842, which made changes in certain laws announced on April 24, 2003, the surcharge of 10% applied on the corporation tax is abolished effective from January 1, 2004. Accordingly, the substantially all taxable income earned from January 1, 2003 will be taxed at a rate of 30%.

        Further, the Law No. 4842 made certain changes in respect to investment tax benefits effective from April 24, 2003. The major changes are as follows:

  •
  It is not necessary to have an investment incentive certificate to receive investment tax benefit. If capital expenditures qualify as eligible expenditures, investment tax benefits will be available automatically. In general, capital expenditures eligible for depreciation for tax purposes are considered also eligible for investment tax benefit.

  •
  Investment tax benefits will be calculated on 40% of qualifying capital expenditures but no withholding tax will be applied.

  •
  Previous provisions will still apply to:

  —
  investment tax benefits that are already entitled but unused and capital expenditures made as of April 24, 2003, under the investment incentive certificates obtained before April 24, 2003;

  —
  capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003; and

  —
  capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

  •
  There is an option to prefer the previous or new provisions for capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003, and under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

(16) Long Term Borrowings:

        At December 31, 2002 and June 30, 2003, long-term borrowings comprised:

	December 31, 2002	June 30, 2003
		(Unaudited)
Loan under the 1999 Issuer Credit Agreement	$400,000	400,000
Loan under the 1998 Issuer Credit Agreement	300,000	300,000
Akbank T.A.S. (Akbank)	187,500	187,500
Turkiye Garanti Bankasi A.S. (Garanti)	75,000	75,000
Vakifbank	57,143	28,572
Nordbanken — Stockholm (Nordbanken)	15,316	10,595
1999 Bank Facility	244,444	—

	1,279,403	1,001,667
Less: Current portion of long term borrowings (Note 12)	(373,528)	(186,893)

	$905,875	814,774

        The Company has short and long term credit lines with local and foreign banks. At December 31, 2002 and June 30, 2003, unused credit lines do not exist.

        As of December 31, 2002 and June 30, 2003, interest on the loan under the 1999 Issuer Credit Agreement accrues at the rate of 12.75% per annum.

        As of December 31, 2002 and June 30, 2003, interest on the loan under the 1998 Issuer Credit Agreement accrues at the rate of 15% per annum.

        On March 13, 2003, Turkcell notified the agent for the 1999 bank facility that it would early extinguish the outstanding balance of $244,444 in March 2003. Turkcell made the respective payment on March 31, 2003. Following the early extinguishment of the outstanding balance of the 1999 bank facility, all negative and affirmative covenants became null and void according to the loan agreement.

        The interest rate of Akbank loan is LIBOR plus 5.25% per annum as of December 31, 2002 and June 30, 2003. On April 30, 2003, Akbank agreed to extend the principal payments of $100,000 and $25,000, which were due on May 9, 2003 and June 5, 2003, respectively. By this extension, $100,000 will be repaid in two equal instalments on May 10, 2004 and May 9, 2005, and $25,000 will be repaid in two equal instalments on June 7, 2004 and June 6, 2005.

        The interest rate of the Garanti loan was 8.21% per annum as of December 31, 2002, which has been amended to LIBOR plus 5.62% per annum effective January 1, 2003. On March 13, 2003, Garanti agreed to extend the maturity of its outstanding loan to Turkcell. By this extension, the outstanding balance of $75,000 as of December 31, 2002 and March 31, 2003 will be repaid in three equal instalments on June 21, 2004, January 23, 2006 and April 21, 2006.

        The interest rate of the Vakifbank loan is 7% per annum as of December 31, 2002 and June 30, 2003.

(17) Common Stock:

        At December 31, 2002 and June 30, 2003, common stock represented 500,000,000,000 authorized, issued and fully paid shares with a par value of one thousand Turkish Lira each.

        The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)
Numerator:
Net income	5,570	73,197	6,178	112,712
Denominator: Basic and diluted weighted average shares	500,000,000,000	500,000,000,000	500,000,000,000	500,000,000,000
Basic and diluted net income per share	0.00001	0.00015	0.00001	0.00023

        On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the BRSA) decided to transfer the management and supervision of Pamukbank T.A.S. (Pamukbank), one of the Company's shareholders, to the Savings Deposit Insurance Fund of Turkey (the SDIF) who took over all shareholding rights of all Pamukbank shareholders, excluding their dividend entitlements. The BRSA cited that Pamukbank failed to take measures required under the Turkish Banks Act; that its total liabilities exceed its total assets; that its financial weakness threatened depositors' rights as well as safety and soundness of the Turkish financial system and transferred the management and supervision to the SDIF in accordance with third and fourth paragraphs of Article 14 of the Turkish Banks Act. Further, in accordance with fifth paragraph of Article 14 of the Turkish Banks Act, the SDIF, has acquired ownership of Pamukbank by paying the amount equivalent to Pamukbank's losses. As of June 30, 2002, to the best of the management's knowledge, Pamukbank held 0.51% ownership interest directly and 7.87% ownership interest indirectly in Turkcell. On August 9, 2002, Pamukbank advised the Company that the BRSA decided to transfer the shares of Turkcell held directly by Pamukbank to the SDIF. Accordingly, on August 21, 2002, the Board of Directors of Turkcell resolved to register such shares in the Share Register of Turkcell under the name of the SDIF.

        On January 31, 2003, the BRSA announced that it reached an agreement with the Cukurova Group. According to the agreement, the Cukurova Group purchased the Turkcell shares owned by Pamukbank and Pamuk Factoring and has the option to buy Turkcell shares owned by Yapi Kredi Bank, before selling its shares in Yapi Kredi Bank within two years. Management believes that the takeover of Pamukbank will not have a material impact on its operations or its leading position in the Turkish market.

(18) Related Party Transactions:

        For the three month and six month periods ended June 30, 2002 and 2003, significant transactions with the related parties were as follows:

	3 Months Ended June 30,		6 Months Ended June 30,
	2002	2003	2002	2003
	(Unaudited)		(Unaudited)
Sales to A-Tel
Simcard and prepaid card sales	$35,880	41,131	56,198	72,252
Sales to KVK Teknoloji
Simcard and prepaid card sales	—	32,396	—	69,083
Sales to Milleni.com
Telecommunication services	1,516	2,325	3,011	4,520
Sales to Geocell
GSM equipment	358	249	1,819	2,028
Sales to KVK
Simcard card sales	38,491	—	55,791	—
Charges from ADD
Advertisement services	—	24,518	—	36,338
Charges from Asli Gazetecilik
Advertisement services	5,406	3,340	8,085	5,799
Charges from Millenicom
Telecommunication services	1,617	2,491	2,845	4,211
Charges from Hobim
Invoicing service	1,453	1,705	2,688	3,292

        Turkcell has agreements or protocols with several of its shareholders, unconsolidated subsidiaries and affiliates of the shareholders. The Company's management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties.

        The significant agreements are as follows:

Agreements with A-Tel

        A-Tel is involved in marketing, selling and distributing Turkcell's prepaid systems. A-Tel is a 50-50 joint venture of KVK and Sabah media group. A-Tel acts as the only dealer of Turkcell for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with A-Tel for sales campaigns and for subscriber activations. Sales campaigns are also incorporated with Sabah, the media company.

Agreements with KVK

        KVK, one of Turkcell's principal SIM card distributors, is a Turkish company controlled by three individuals who are affiliated with Turkcell's shareholders. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with KVK in 2001, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK must place advertisements for Turkcell's services in newspapers. The objective of these agreements was to promote and increase handset sales with Turkcell's prepaid and postpaid brand SIM cards, thereby supporting the protection of Turkcell's market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK and the total amount of advertisement benefit received, reflected in Turkcell's market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation. In the fourth quarter of 2002, Turkcell ceased working with KVK and started working with KVK Teknoloji.

Agreements with KVK Teknoloji

        KVK Teknoloji, one of our principal SIM card distributors, is a Turkish company, which is affiliated with Turkcell's shareholders. Turkcell started to work with KVK Teknoloji instead of KVK in the fourth quarter of 2002. Since all rights and obligations of KVK were transferred to KVK Teknoloji, Turkcell transferred all receivable and payables of KVK to KVK Teknoloji in January 2003. In addition to sales of SIM cards and scratch cards, Turkcell has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for Turkcell's services in newspapers. The objective of these agreements is to promote and increase handset sales with Turkcell's prepaid and postpaid brand SIM cards, thereby supporting the protection of Turkcell's market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total amount of advertisement benefit received, reflected in our market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation.

Agreements with Milleni.com

        Milleni.com, one of the active players in the international carrier's carrier market, was a subsidiary of Fintur's subsidiary in German prior to the Fintur restructuring in 2002, European Telecommunications Holding A.G. (ETH). Currently, Cukurova Group, one of Turkcell's principle shareholders, owns Milleni.com. Turkcell and Milleni.com signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to Turkcell's switch and Turkcell may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations. The prices per airtime are changed depending on the destination.

Agreements with Asli Gazetecilik

        Asli Gazetecilik, a media planning and marketing company, is a Turkish company owned by one of Turkcell's principal shareholders, Cukurova Group. Turkcell receives services related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines.

Agreements with Hobim

        Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group. Turkcell has entered into invoice printing and archiving agreements with Hobim under which Hobim provides Turkcell with monthly invoice printing services, manages archiving of invoices and subscription of documents for an indefinite period of time.

Agreements with ADD

        ADD, a media planning and marketing company, is a Turkish company owned by one of the Company's principal shareholders, Cukurova Group. The Company entered into a media purchasing agreement with ADD on January 23, 2002, which expired on December 31, 2002. However this agreement contains successive one-year automatic renewals unless terminated by either party in writing no later than one month prior to the expiration of the then current term. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. The contract prices were determined according to prevailing market prices for media purchasing.

Personal loans to directors and executive officers

        As of June 30, 2003, one of the Company's executive officers has outstanding personal loan from the Company amounting $0.7. As of December 31, 2002, $18 was outstanding for nine of the Company's directors and executive officers.

(19) Commitments and Contingencies:

Contingent Liabilities

        As of December 31, 2002 and June 30, 2003, contingent liabilities comprised the following:

	December 31, 2002	June 30, 2003
		(Unaudited)
Bank Letters of Guarantee	$43,822	36,877
Guarantees
Digital Platform	59,527	55,518
BNP—Brussels (Buyer Credit)	34,999	35,369
BNP—Brussels (Financial Loan	4,846	4,067
BNP—Hungary (Buyer Credit)	8,656	8,130
BNP—Hungary (Financial Loan)	1,441	1,184
Websterbank—USA	585	468
HSBC—Istanbul Main Branch	9,000	6,300
Hobim
BNP AK Dresdner (Financial Leasing)	333	261

        The Company is contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Turkish Ministry amounting to $5,000 (December 31, 2002: $5,000), and customs authorities, private companies and other public organizations amounting to $31,746 (December 31, 2002: $38,241). In addition, the Company is contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $130 (December 31, 2002: $580).

        Guarantees given for Digital Platform are related to loans for set-top box, head-end and uplink imports and working capital financing used from the respective banks.

        Guarantees given for Hobim are related to financial leasing agreements made with the respective lessor.

Legal Proceedings

        The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Ongoing License Fee Payments Calculation

        On an ongoing basis, Turkcell must pay 15% of its monthly gross revenue, which is defined in its license agreement as subscription fees, monthly fixed fees and communication fees including taxes, charges and duties to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed Turkcell that, in their view, its 15% ongoing license fee should be calculated before deduction of VAT, the education fund and the frequency usage and transmission fees. Turkcell has consistently calculated its 15% ongoing license fee after deducting for these items, which Turkcell believes is consistent with the terms of its license. VAT in Turkey is currently 18% and the education fund and frequency usage and transmission fees, which are calculated as fixed fees, have amounted to approximately $268,800 between acquisition of its license and June 30, 2003. The Turkish Ministry and the Turkish Treasury have taken the position that such collections are required to be included in calculating the amount of its ongoing license fee. On November 8, 1999, the Turkish Ministry notified Turkcell and Telsim, which Turkcell believes was computing its license fee obligation in the same manner as Turkcell were, that the Danistay ruled that the interpretation of the Turkish Ministry was correct and that from November 1999 forward its 15% ongoing license fee should be calculated according to the Turkish Treasury's method. On November 18, 1999, the Turkish Treasury informed Turkcell that all payments under its license should be calculated retroactively using such methodology and paid to the Turkish Treasury applying the statutory interest rate on the unpaid balance from April 27, 1998, the date its license was granted.

        Under the Turkish Treasury's calculation, the cumulative amount of VAT, education fund and the frequency usage and transmission fees from April 27, 1998, until December 31, 1999, was $264,126. The Turkish Treasury requested that Turkcell pays 15% of this amount, which was $39,619 until December 31, 1999. The statutory interest rate as applied on this unpaid balance results in an additional payment of $27,960 until December 31, 1999. Turkcell disagrees with the Turkish Treasury's position, and initiated an administrative suit at the Danistay against the Turkish Ministry and the Turkish Treasury. On December 29, 1999, Turkcell obtained an injunction to prevent the Turkish Treasury from collecting the ongoing license fee in respect of the disputed amounts. On February 16, 2000, the Danistay lifted the injunction in respect of the ongoing license fee payable on VAT but upheld the injunction with respect to the education fund and the frequency usage and transmission fees. Subsequent to the Danistay's decision on February 16, 2000, the Turkish Ministry and the Turkish Treasury filed a challenge to the Danistay's decision to uphold the injunction with respect to the education fund and the frequency usage and transmission fees, and Turkcell filed a challenge to the Danistay's decision with respect to VAT. Both challenges were rejected by the Danistay on April 21, 2000. On October 15, 2001, a substantive decision in line with the injunctive relief was rendered by the Danistay. The Danistay ruled that VAT should be included in the calculation of gross revenue whereas the education fund and the frequency usage and transmission fees should not. Turkcell has appealed the Danistay's decision with respect to the VAT and the Ministry appealed the decision with respect to the other items. Both appeals have been rejected by General Assembly of Administrative Courts of Danistay. Turkcell initiated "Correction of decision" against this decision following the notification. On March 24, 2000, Turkcell paid to the Turkish Treasury a sum of $57,163 for ongoing license fees on VAT and the accrued late payment interest collected since April 1998, which excludes ongoing license fees on the education fund and the frequency usage and transmission fees.

        Turkcell has paid the above amount, with a reservation, to the Turkish Treasury, and will continue to pay ongoing license fees in respect of VAT collections, subject to a final judgement to be rendered by the Danistay. Unpaid amounts with respect to the ongoing licence fees on the education fund and frequency usage and transmission fees, including interest, amounted to $71,092 and $103,473 as of December 31, 2002 and June 30, 2003, respectively. Turkcell and its legal counsel believe that Turkcell will prevail with respect to payment of the ongoing licence fees on the education fund and frequency usage and transmission fees. Accordingly, Turkcell has not made any provisions in its consolidated financial statements for ongoing license fee payments with respect to the education fund and frequency usage and transmission fees. There can be no assurance, however, that there will not be an unfavourable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Dispute on VAT on Ongoing License Fee

        On December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that Turkcell should pay VAT on the ongoing license fee paid to the Turkish Treasury. Pursuant to this opinion, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TL 91.4 trillion (equivalent to $64,270 at June 30, 2003) for VAT, which would be offset by a VAT recoverable and would not result in a cash outflow from Turkcell and a total of approximately TL 145.3 trillion (equivalent to $102,182 at June 30, 2003) for penalty fees. Turkcell began discussions with the Tax office to discuss their deficiency notice and has pledged assets worth TL 749.5 trillion (equivalent to $527,180 at June 30, 2003) to the Tax Office and Tax Office informed Turkcell that the pledge was removed as of May 1, 2003. Turkcell applied on March 1, 2003 to benefit from the Tax Amnesty Law entered into force in February 2003 for the amounts covering the period between April 1998 and November 2001. Turkcell's application was accepted and accordingly, it received amnesty in respect to VAT on the ongoing licence fee.

Dispute on Turk Telekom Interconnection Fee

        Turk Telekom notified Turkcell on February 14, 2000, that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% "fund" payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to the Turkish Radio and Television Institution, which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld TL 6.6 trillion (equivalent to $4,643 at June 30, 2003) from the amount it paid to Turkcell for interconnection for the first two months of 2000. On April 25, 2000, Turkcell obtained an injunction from the commercial court preventing Turk Telekom from calculating the interconnection fee in this manner from March 1, 2000 onwards.

        On May 4, 2000, Turkcell commenced a first lawsuit against Turk Telekom to recover the TL 6.6 trillion it retained with respect to the first two months of 2000. On October 5, 2000, the court ruled against Turkcell in this lawsuit and lifted the injunction Turkcell obtained on April 25, 2000. Turk Telekom subsequently notified Turkcell on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $26,377 at June 30, 2003) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, Turkcell paid Turk Telekom a first instalment of TL 16.0 trillion (equivalent to $11,324 at June 30, 2003) with a reservation. Turkcell filed an appeal against the October 5, 2000 decision before the appeals court. On November 3, 2000, Turkcell obtained an injunction to prevent Turk Telekom from continuing to calculate its interconnection fee in this manner. Out of the total additional interconnection fee of $91,151 sought by Turk Telekom, which includes a statutory interest charge of $3,828, $35,332 was paid to Turk Telekom and liability was recorded for the unpaid portion of $55,819 in the consolidated financial statements as of and for the year ended December 31, 2000. On May 11, 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the Turkish Radio and Television Institution for the year 2000 but remanded the decision regarding the 15% fund to the lower court. At the end of first half of 2001, Turkcell has reversed $81,317, which was previously accrued but not paid and included in direct cost revenues both in year 2000 and in the first half of 2001. Additionally, as a result of the progress in the legal proceeding with Turk Telekom for 15% fund previously paid to Turk Telekom, $23,287 was recorded as income in direct cost of revenues related with the paid portion of $35,332 as of and for the year ended December 31, 2000. As a result, Turkcell has recorded $49,595 as income in the direct cost of revenues in the accompanying consolidated financial statements for the year ended December 31, 2001. On January 24, 2002, the lower court rendered a decision in line with the appeals court's decision and ruled that Turk Telekom is permitted to deduct the 2.5% payment from its revenue for the year 2000 but that it is not permitted to do so for the 15% fund payment. As a result, on March 13, 2002, Turkcell received approximately TL 14.0 trillion (equivalent to $10,092 at payment date and equivalent to $9,865 at June 30, 2003) from Turk Telekom, which was related to the TL 6.6 trillion (equivalent to $4,643 at June 30, 2003) withheld by Turk Telekom, plus interest.

        On November 10, 2000, Turkcell filed a second lawsuit to recover the TL 16.0 trillion (equivalent to $11,324 at June 30, 2003) paid to Turk Telekom as its first instalment. In this second lawsuit the court decided to await the appeals court decision to be rendered in the first lawsuit and to be bound by such decision. Although the appeals court decided in favour of Turkcell in first lawsuit, the court in the second lawsuit decided in favour of Turk Telekom. Turkcell has appealed the court's decision. On May 29, 2003, the appeals court decided in favour of Turkcell with respect to the fund payment. Management and legal counsel of the Company are confident that Turkcell will recover the TL 16.0 trillion paid to Turk Telekom with interest.

Dispute on Turk Telekom Interconnection Fee

        The Turkish Electrical Engineers' Society commenced a lawsuit against Turk Telekom in 2000 in the Ninth Administrative Court. In the lawsuit, the Turkish Electrical Engineers' Society claimed that its interconnection agreement with Turk Telekom violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and the prevention of monopolies and cartels. In October 2000, the court annulled Annex 1-A.1 of its interconnection agreement with Turk Telekom, which deals with call tariffs. Although Turkcell was not a party to the lawsuit, its interest has been affected by the decision. Under Annex 1-A.1, Turk Telekom retains a net amount of 6 cents per minute, after deducting VAT, communications tax and other taxes from the basic one-minute unit charges of Turk Telekom, and pays the remaining amount to Turkcell for traffic switched from the Turk Telekom network to its network. Turkcell pays Turk Telekom a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long-distance traffic switched from Turkcell to Turk Telekom.

        On November 20, 2000, Turkcell was informed of the court's decision and received notification from Turk Telekom that all interconnection fees since the acquisition of its license paid by Turkcell to Turk Telekom and by Turk Telekom to Turkcell must be the same to comply with the court's decision and should be retroactively calculated from the date of its license and include the statutory interest rate on the unpaid balance. Turk Telekom made a first claim pertaining to the period extending from the date of its license up to October 2000, and a second up to January 2001. Turkcell initiated two separate lawsuits for each period before the commercial court to cancel Turk Telekom's request until Turkcell agrees with Turk Telekom to replace the cancelled provisions of its interconnection agreement. The case is still pending and the injunction granted in the first case was subsequently lifted but in November 2001, Turkcell obtained an injunction in the second lawsuit which helps cover both periods and which is currently in effect preventing Turk Telekom from collecting this amount. In the first case, the court decided to postpone its decision until the court in the second case renders a final decision. An expert opinion was rendered in its favor on August 21, 2001 in the second lawsuit. The court decided that Turkcell's injuction granted in the first lawsuit is still valid. Turk Telekom appealed this decision and Turkcell has filed its response to their appeal as soon as Turkcell is served with Turk Telekom's filing. This case has been dismissed and the court decision has been communicated to Turkcell. Turkcell has initiated "Correction of decision" against this decision following the notification. On July 3, 2003, Turk Telekom informed Turkcell that the injunction was lifted and it will calculate the sharing of its interconnection revenue with Turkcell on an equal basis. Turk Telekom did not make the monthly interconnection payment to Turkcell due in June 2003, amounting to TL 83.9 trillion (equivalent to $58,995 as of June 30, 2003) to offset the amount against its receivables from Turkcell according to its claim that interconnection revenues should be shared equally. Turkcell has applied to obtain another injunction to cease Turk Telekom's recent action. On July 17, 2003, the Ankara Seventh Commercial Court decided that the terms of the Interconnection Agreement should remain in effect until the parties reach a new interconnection agreement. On July 31, 2003, Turk Telekom resumed partially TL 34.1 trillion (equivalent to $23,983 as of June 30, 2003) from its monthly interconnection payments to Turkcell under the Interconnection Agreement and paid TL 48.7 trillion (equivalent to $34,241 as of June 30, 2003) for June 2003. However, Turkcell believes that this amount is substantially lower than the amount that Turk Telekom should have paid under the Interconnection Agreement. Although the basis for the calculation by Turk Telekom is not clear to Turkcell, Turk Telekom violated the decision by the Ankara Seventh Commercial Court of July 17, 2003, that the terms of the Interconnection Agreement should remain in effect until the parties reach a new interconnection agreement. Turkcell has initiated the necessary legal action against Turk Telekom by filing a case at Ankara 2nd Administrative Court for preventing and cancelling the confiscation of interconnection receivables to be paid to Turkcell by Turk Telekom and by initiating collection proceedings on August 26, 2003 for the recovery of its confiscated portion of interconnection receivables for June 2003. Turkcell has deducted the interconnection receivables from Turk Telekom amounting to TL 80.6 trillion (equivalent to $56,694 as of June 30, 2003) from its interconnection receivables on its consolidated financial statements as of and for the six month period ended June 30, 2003. The remaining balance of TL 37.4 trillion (equivalent to $26,284 as of June 30, 2003), which results from taxes on interconnection receivables, is classified as other current assets. On August 31, 2003, Turk Telekom partially resumed TL 37.2 trillion (equivalent to $26.193 as of June 30, 2003) from its monthly interconnection payments under the Interconnection Agreement and paid Turkcell TL 49.1 trillion (equivalent to $34.534 as of June 30, 2003) for July 2003. Turkcell believes that this amount is substantially lower than the amount that Turk Telekom should have paid under the Interconnection Agreement. Additionally, Turkcell is currently engaged in negotiations with Turk Telekom to conclude the new interconnection agreement as required by the Access and Interconnection Regulation effective as of May 23, 2003. As the juridical period continues as mentioned above, Turk Telekom initiated a lawsuit with the aim to collect the amount calculated via its claim that interconnection revenues should be shared equally. This lawsuit was merged with the lawsuit initiated by Turkcell due to the relation of two lawsuits.

        In addition to the foregoing, Turk Telekom initiated a lawsuit to have the principle of equivalent computation decided and made a payment request of TL 1,083.2 trillion (equivalent to $761,895 at June 30, 2003). The court decided the case should be consolidated with the first case. Thereafter Turk Telekom initiated another lawsuit on the same grounds in a different court with a payment request of TL 490.0 trillion (equivalent to $344,662 as of June 30, 2003) including interest of TL 122.0 trillion (equivalent to $85,839 as of June 30, 2003). Turkcell asked for the consolidation of this lawsuit with the above mentioned first case as well. Turkcell and its legal counsel believe that Turkcell will prevail in this matter. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Dispute on Additional Ongoing License Fee on Value Added Services and Other Charges

        On November 2, 2000, Turkcell received a notice from the Turkish Ministry stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed Turkcell that the ongoing license fees for all such services would be retroactively recalculated from the date of its license agreement and paid to the Turkish Treasury after applying the statutory interest rate. On December 22, 2000, Turkcell initiated a suit against the Turkish Ministry and the Turkish Treasury before the Administrative Court to enjoin the Turkish Ministry and the Turkish Treasury from charging Turkcell these fees. The Administrative Court dismissed the case based on lack of jurisdiction and transferred the case to the Danistay, which has jurisdiction over the case. On July 25, 2001, the Danistay notified Turkcell that it has rejected Turkcell's request to obtain an injunction to prevent the Turkish Treasury to collect such fees. On July 25, 2001, Turkcell appealed this decision. On October 15, 2001, Turkcell was notified that the Danistay's decision, which was dated September 14, 2001, to reject its request to obtain an injunction to prevent the Turkish Treasury to collect such fees was reaffirmed. Turkcell and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. Accordingly, Turkcell has not recorded any accrual for additional ongoing license fees for such services, revenues and interest. If the case is resolved in favour of the

Turkish Treasury, Turkcell will be liable to the Turkish Treasury for up to TL 403.2 trillion (equivalent to 283,607 as of June 30, 2003) including interest of TL 237.1 trillion (equivalent to $166,739 as of June 30, 2003). There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Class action lawsuit against Turkcell

        On November 22, 2000, a purported class action lawsuit was initiated in the United States District Court for the Southern District of New York against Turkcell and other defendants. The complaint alleges that the prospectus issued in connection with its initial public offering in July 2000 contains false and misleading statements regarding its "churn rate" and omits material financial information.

        The plaintiff brought the lawsuit as a class action on behalf of individuals and entities that purchased its American Depository Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000. Since November 2000, approximately ten substantially identical purported class action lawsuits have been filed on behalf of the same class. On March 5, 2001, the court consolidated the lawsuits, appointed two lead plaintiffs and appointed lead counsel. On March 29, 2001, plaintiffs in securities lawsuits against Turkcell filed a consolidated and amended class action complaint, which alleges that the prospectus issued in connection with its initial public offering in July 2000 contained false and misleading statements regarding its churn rate and omitted material financial information. On June 11, 2001, Turkcell filed a motion to dismiss plaintiffs' claims. On November 1, 2001, its motion to dismiss was granted on the claim alleging omission of material financial information but denied for the claim regarding churn. Turkcell has entered the discovery process. On March 20, 2002, the plaintiffs filed a motion asking the court to certify the case as a class action. On May 10, 2002, Turkcell filed a memorandum of law opposing Plaintiff's Motion for Class Certification. On August 22, 2002, the Court granted plaintiffs motion for class certification and certified a class of people who purchased Turkcell ADS's during the period from July 10, 2000 through September 21, 2000, and who can trace their purchases to Turkcell's July 10, 2000 registration statement. Discovery in the litigation is ongoing. Turkcell intends to defend itself vigorously once the case is examined on a substantive basis. At this point in the litigation it is premature to estimate its potential liability, if any, from the class action lawsuit.

Dispute on Turk Telekom Transmission Lines Leases

        Currently, Turkcell leases all of its transmission lines from Turk Telekom. Turkcell is required to do so to the extent that Turk Telekom can satisfy its requirements. Turk Telekom's monopoly on providing transmission lines is scheduled to expire no later than the end of 2003.

        Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to Turkcell based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. Turkcell filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, Turkcell had been notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, Turkcell paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, Turkcell recorded an accrual amounting to TL 3.0 trillion (equivalent to $1,849 and $2,126 as of December 31, 2002 and June 30, 2003, respectively) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested an interest amounting to TL 30.1 trillion (equivalent to $21,149 as of June 30, 2003)

on these late payments. Turkcell did not agree with the Turk Telekom's interest calculation and, accordingly, Turkcell obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, Turkcell initiated a lawsuit against Turk Telekom on the legality of such interest. As of June 30, 2003, Turkcell made a provision of TL 13.3 trillion (equivalent to $9,351 as of June 30, 2003) because its management and legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement.

        On March 2, 2001, Turk Telekom unilaterally, and without the approval of the Turkish Ministry, increased the fees it charges Turkcell for access to its transmission lines by 100%, effective April 1, 2001, and refused to lease Turkcell any further transmission lines. On May 25, 2001, Turkcell obtained an injunction from the commercial court to compel Turk Telekom to lease additional transmission lines to Turkcell and to prevent Turk Telekom from collecting any amounts relating to their increase in the transmission line fee. On June 4, 2001, Turkcell initiated a lawsuit against Turk Telekom to rule on the legality of Turk Telekom's increase in the transmission line fees and their refusal to lease additional transmission lines to Turkcell. In this lawsuit, Turk Telekom objected to the May 25, 2001 injunction but the injunction was upheld. In November 2001, Turk Telekom set new fees in accordance with Telecommunications Authority's rules for access to Turk Telekom's transmission lines. From that date Turkcell has paid the fees set by Turk Telekom and approved by the Telecommunications Authority. Therefore, Turk Telekom's claim for increased transmission fees relates to fees they claim they should have received between the end of March and the end of October 2001. On February 28, 2002, the commercial court granted its request for an expert opinion. On December 26, 2002, the commercial court has decided against Turkcell. Turkcell has appealed the court's decision and the case is still pending. Since the injunction was removed by the commercial court's decision, Turk Telekom demanded the payment of the amount related to the increase in the transmission line fee and Turkcell made the respective payment of TL 43.7 trillion (equivalent to $30,736 as of June 30, 2003) including VAT.

Dispute on National Roaming Agreement

        The introduction of national roaming in Turkey could have a negative impact on the Company's consolidated financial position, results of operations or liquidity. Roaming allows subscribers to other operators' services to use its networks when they are outside the reach of their own operators' network service areas. National roaming is an issue in Turkey because several Turkish mobile operators have networks with limited geographic reach.

        During the third quarter of 2001, Turkcell was approached by IsTim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. The proposal included an upfront fee as well as a per minute fee and a guaranteed volume of airtime usage for the term of the agreement. As Turkcell believes that the Telecommunications Authority is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. According to the Court's decision, the execution of a national roaming agreement between IsTim and Turkcell has been prevented. The Telecommunications Authority and IsTim have appealed the granting of the injunction and the appeals were disapproved on February 6, 2003. In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce ("ICC") against the Turkish Ministry and the Telecommunications Authority. Furthermore, Turkcell has initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On

December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell's favor on November 12, 2001.

        On March 8, 2002, the Telecommunications Authority issued a new regulation regarding procedures and policies related to a national roaming agreement. The Telecommunications Authority has invited all parties affected by the new regulation, including Turkcell, to discuss the new regulations with the Telecommunications Authority. Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17, which sets out penalties to be imposed on any party violating the provisions of the new regulation, imposes the following penalties and sanctions:

—
a penalty of 0.01% of an operator's turnover in the previous year for failure to provide the documents or information requested by the Telecommunications Authority, or the provision of defective or misleading information;

—
a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for failure to implement the national roaming requirements set by the Telecommunications Authority within the required time period; and

—
a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for the interruption of service without a valid reason following commencement of national roaming service.

        In a letter dated March 14, 2002, the Telecommunications Authority subjected IsTim's request for national roaming to the condition that it be reasonable, economically viable, and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with IsTim within a 30 day period. However, Turkcell still benefits from the injunctive relief obtained on November 12, 2001.

        On April 8, 2002, Turkcell obtained a precautionary injunction from the Court against the application of the new regulation issued by the Telecommunications Authority requiring it to agree on national roaming within 30 days and providing for penalties in case Turkcell did not agree. Turkcell initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that it is not required to enter into an agreement within 30 days and that it is under no obligation to pay any penalties whatsoever if it does not agree within 30 days. Turkcell believes that Telsim has obtained a similar injunction but has not yet enforced it. The parties have appointed their arbitrators and third arbitrator has been appointed by the ICC since these two arbitrators of the parties cannot reach an agreement. While the ICC proceedings are being pursued Turkcell has initiated a lawsuit before the Danistay, concerning the annulment of these Regulations.

        On June 9, 2003, the Competition Board decided that Turkcell abused its dominant position by refusing to enter into a national roaming agreement with IsTim, and fined Turkcell approximately TL 21.8 trillion (equivalent to $15,349 at June 30, 2003). Turkcell believes that it has not abused its dominant position and plans to initiate an action requesting the cancellation of the Competition Board's decision before the Danistay once it receives the Competition Board's decision enclosing the reasoning of the decision.

        If Turkcell is forced to enter a national roaming agreement with IsTim on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

Investigation of the Turkish Competition Board

        The Turkish Competition Board (the Competition Board) commenced an investigation of business dealings between Turkcell and KVK, the primary distributor of Ericsson GSM handsets in Turkey, in October 1999. The decision of the Competition Board concerning this investigation was verbally rendered to Turkcell on August 1, 2001. The Competition Board decided Turkcell was disrupting the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, Turkcell was fined approximately TL 7.0 trillion (equivalent to $5,270 at August 1, 2001 and $4,905 at June 30, 2003) and were enjoined to cease these infringements. The Competition Board's written decision was communicated to Turkcell and Turkcell initiated a lawsuit before Danistay for the injuction and cancellation of the decision. Turkcell has accrued TL 7.0 trillion (equivalent to $4,905 at June 30, 2003) on its consolidated financial statements as of and for the six month period ended June 30, 2003.

Dispute Regarding Interconnection Revenues

        In December 2000, Turkcell informed the Turkish Treasury that it would no longer include its interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. Effective from March 1, 2001, Turkcell's ongoing license payments made to the Turkish Treasury have been calculated by excluding its interconnection revenues from the gross revenues. Upon request of the Turkish Ministry, the Danistay issued a non-binding opinion concluding that the interconnection revenues should be included in the determination of ongoing license fees and that Turkcell should pay the relevant unpaid ongoing license fees, including interest, for the period from March 1, 2001 onwards.

        Turkcell received letters from the Turkish Treasury on July 18, 2001, and September 6, 2001, in which the Turkish Treasury notified Turkcell that it is required to include the interconnection revenue in the gross revenue from which the ongoing license fees are to be computed. Turkcell obtained an injunction from the judicial court on November 2, 2001, allowing it to compute the gross revenue on which the ongoing license fees are to be computed without including the interconnection revenues. The Turkish Treasury, the Turkish Ministry and the Telecommunications Authority contested the injunction but their claim was rejected. Turkcell has accrued for the unpaid amounts and included them in the determination of net income. Since the parties failed to reach an agreement, on October 29, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry, the Telecommunications Authority and the Turkish Treasury. The parties have appointed their arbitrators and third arbitrator has been appointed by the ICC since those two arbitrators of the parties cannot reach an agreement. As of January 2, 2003 "Terms of Reference" has been presented to the ICC, and the timetable has been finalized. The case is still pending.

Dispute on Collection of Frequency Usage Fees

        On May 21, 1998, Turkcell entered into a protocol with the Wireless Communications General Directorate (the Directorate) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, Turkcell is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority, pursuant to the amendments in the Telecommunications Law. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, Turkcell filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favour of Turkcell. However, Telecommunications Authority has appealed the decision and Turkcell filed its response to the court. On March 31, 2003, the Supreme Court notified Turkcell that it has accepted Telecommunications Authority's appeal and annulled the decision of the lower court. Turkcell received a payment order for the annual frequency usage fee for 2003 amounting to TL 86.9 trillion ($61,096 as of June 30, 2003), including interest of TL 10.7 trillion (equivalent to $7,504 as of June 30, 2003). Hence the payment was made on May 5, 2003 and the Company has expensed TL 38.1 trillion (equivalent to $26,795 as of June 30, 2003) for principal and TL 10.7 trillion (equivalent to $7,503 as of June 30, 2003) for interest for the frequency usage fees of 2003, in the consolidated financial statements as of June 30, 2003. The remaining balance of the 2003 annual frequency usage fee will be expensed in two equal quarterly instalments during the rest of the year. Turkcell did not pay the fees for 2002, but accrued TL 52.3 trillion (equivalent to $36,812 as of June 30, 2003) for principal and TL 58.6 trillion (equivalent to $41,229 as of June 30, 2003) for interest for the frequency usage fees of 2002 in the accompanying consolidated financial statements as of June 30, 2003. However, the legal process regarding the dispute is ongoing.

Dispute on the Determination of Items of Gross Revenue

        On June 6, 2002, Turkcell initiated an arbitral proceeding before the ICC against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect to the determination of the items to be taken into account in the calculation of "gross revenue", which is the base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. The case is still pending.

New Action by Turk Telekom on Basic Unit Price

        In a case filed by Turk Telekom against the Turkish Telecommunications Authority, the Danistay granted an injunction limiting the applicability of the last paragraph of Article 13 of the License Agreement signed between the Turkish Telecommunications Authority and Turkcell. Article 13 regulates the base unit price, the minimum price charged by the Turk Telekom to its subscribers for calls originating on fixed lines and terminating on Turkcell's network. Pursuant to the injunction by the Danistay, Turk Telekom has informed Turkcell that it will recalculate and make its monthly payments to Turkcell on an ongoing basis beginning from the January 2003 payment. Turkcell and its legal counsel believe that it is too early to assess the impact of such action by Turk Telekom.

Investigation of the Telecommunications Authority

        In May 2003, Turkcell has been informed that the Telecommunications Authority has initiated an investigation against Turkcell claiming that Turkcell has violated Turkish law by carrying some of its international voice traffic through an operator other than Turk Telekom. Turkcell is disputing whether Turk Telekom should be the sole carrier of international voice traffic. Turkcell does not believe that a decision of the Telecommunications Authority against Turkcell will have material adverse effect on its operations since international traffic can be carried via Turk Telekom's leased lines. Should the Telecommunications Authority decide against Turkcell, it may assess a fine, which Turkcell believes will not have a material impact on its results of operations.

Dispute on Taxation on Investment Tax Credit

        On July 14, 2003, Turkcell received a notice from the Istanbul Bogazici Tax Office asserting deficiencies in the calculation of withholding tax and fund on investment tax credit used for 1999. The Tax Office claimed that Turkcell should have paid withholding tax and fund on investment tax credit used for 1999. The notice stated that, based on calculation made by the Tax Office, Turkcell should pay TL 1.8 trillion (equivalent to $1,264 as of June 30, 2003). The Tax Office also imposed a penalty fee of

TL 4.3 trillion (equivalent to $2,995 as of June 30, 2003). Management decided not to pay such amounts and to initiate a juridical process based on the decision of the general counsel of Danistay in relation with withholding tax and fund on investment tax credit for 1999. Management and the legal counsel believe that Turkcell will prevail in this matter.

(20) Derivative instruments

        As part of the Company's risk management program, derivative financial instruments are used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates. The following is a summary of Company's risk management strategies and the effect of these strategies on the consolidated financial statements.

Foreign currency exchange risk management

        Turkcell's significant foreign currency denominated payables and indebtedness expose Turkcell to significant foreign currency exchange risks in the ordinary course of business. Turkcell employs strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Derivative financial instruments not designated as hedges

        The Company manages its risks associated with fluctuations in foreign currency denominated payables and indebtedness primarily through foreign exchange contracts. Such a strategy does not qualify for hedge accounting treatment under SFAS 133 and also did not qualify for hedge accounting prior to SFAS 133. Accordingly, changes in fair values of such derivative financial instruments are currently recorded on the balance sheet in other current assets and other current liabilities amounting to $965 and $4,322, respectively, and are charged to income as translation loss amounting to $3,357 as of and for the six month period ended June 30, 2003 (Note 14). The Company did not have such derivative instruments as of December 31, 2002.

(21) Subsequent Events

(a)
On July 2, 2003, the Company entered into $10,000 US Dollar/TL forward contract with Deutsche Bank AG., with a maturity of December 30, 2003 in order to manage its foreign exchange risk more efficiently.

(b)
At the Turktell's Board of Directors meeting held on July 11, 2003, it was resolved to invest to Libero Interaktif Hizmetler A.S., which was established on September 2, 2003 and will provide multi media applications to Inteltek in multi purpose virtual environment.

(c)
On July 14, 2003, Turkcell received a notice from the Istanbul Bogazici Tax Office asserting deficiencies in the calculation of withholding tax and fund on investment tax credit used for 1999. The Tax Office claimed that Turkcell should have paid withholding tax and fund on investment tax credit used for 1999. The notice stated that, based on calculation made by the Tax Office, Turkcell should pay TL 1.8 trillion (equivalent to $1,264 as of June 30, 2003). The Tax Office also imposed a penalty fee of TL 4.3 trillion (equivalent to $2,995 as of June 30, 2003). Management decided not to pay such amounts and to initiate a juridical process based on the decision of the general counsel of Danistay in relation with withholding tax and fund on investment tax credit for 1999. Management and the legal counsel believe that Turkcell will prevail in this matter.

(d)
At the Turktell's Board of Directors meeting held on July 16, 2003, it was resolved to cancel a previous resolution in respect of investing to Eglence Servisleri Platformu Ticaret A.S.

(e)
At Turkcell's Board of Directors meeting held on August 20, 2003, it was resolved to participate for two-year license to provide mobile phone services in three regions of Iraq—northern, central and southern parts of the country—as a part of on unspecified consortium. Results of the tenders are expected to be announced in September 2003.

(f)
On August 25, 2003, $5,635 has been paid to the Company in respect to the balance due from Azertel, which resulted from the payment made by Azertel (on behalf of Azercell) to the Azerbaijan Ministry of Communication as dividend guarantee for 1997.

(g)
On August 29, 2003, Turkcell received a notice from one of its two statutory auditors that he has called an Extraordinary Shareholders Meeting pursuant to his supervisory obligation over the Board of Directors and his statutory right under the Turkish Commercial Code. In his notice to Turkcell, the statutory auditor stated that the Extraordinary Shareholders Meeting has been called "due to the Board of Directors being unable to agree upon important and strategic decisions for Turkcell". Turkcell has no authority under the Turkish Commercial Code to object to such a notice and is required to take all necessary actions to convene the Extraordinary Shareholders Meeting. Accordingly, Turkcell is not in a position to comment on the notice received from the statutory auditor at this time. An Extraordinary Shareholders Meeting will be held on October 30, 2003 in Istanbul. The agenda for the meeting was set by the statutory auditor and includes the election of all seven members of the Board of Directors.

(h)
At Turkcell's Board of Directors meeting held on September 4, 2003, it was resolved to authorize management unanimously to enter into discussions regarding the purchase of 72.57% of the shares of Digital Platform from Yapi ve Kredi Bankasi A.S. and its subsidiaries. Completion of the purchase is subject to the satisfaction of several conditions such as agreement on the fair-value assessments and opinion to be provided by a third party, due diligence report, obtaining necessary approvals and board approvals as well as signing the final share purchase agreement.

OPERATING AND FINANCIAL REVIEW FOR THE SIX MONTH AND
THREE MONTH PERIODS ENDED JUNE 30, 2003

Overview

        The financial information contained in the following discussion and analysis has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes as of December 31, 2001 and 2002 and for each of the years in the three year period ended December 31, 2002 included in our annual report on Form 20-F for the year ended December 31, 2002 (the "20-F") and the consolidated financial statements and related notes as of December 31, 2002 and June 30, 2003, and for the three month and six month periods ended June 30, 2002 and 2003 included herein. The information as of June 30, 2003 and for the three month and six month periods ended June 30, 2002 and 2003 is not audited.

        This discussion of operating results is based upon our financial statements prepared under US GAAP. Certain statements contained below, including information with respect to our plans and strategy for our business, are forward-looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward-looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements see "Item 3D. Risk Factors" in our 20-F.

        We were formed in 1993 and we commenced operations in 1994. Since April 1998, we have operated under a 25-year GSM license, which was granted upon payment of an upfront license fee of $500 million. At the same time we also entered into an interconnection agreement with Turk Telekom for the interconnection of our network with Turk Telekom's fixed-line network.

        Under the license, we pay to the Turkish Treasury an ongoing license fee equal to 15% of our gross revenue, which includes subscription fees, monthly fixed fees and communication fees including taxes, charges and duties. Under our interconnection agreement with Turk Telekom, we pay an interconnection fee per call based on the type and length of call for calls originating on our network and terminating on Turk Telekom's fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on the fixed-line network and terminating on our network. In addition, we have entered into interconnection agreements with Telsim, Aycell, IsTim and Milleni.com pursuant to which we have agreed, among other things, to pay interconnection fees to the other parties for calls originating on our network and terminating on theirs, and they have agreed to pay interconnection fees for calls originating on their networks and terminating on ours.

        We commenced construction of our GSM network in 1993. As of June 30, 2003, we have made capital expenditures amounting to approximately $3.8 billion including the cost of our license. As of June 30, 2003, our network coverage area included approximately 100% of the population living in cities of 10,000 or more people, including the 81 largest cities, and a majority of the country's tourist areas and principal intercity highways.

        Our subscriber base has expanded from 63,500 at year-end 1994 to approximately 10.1 million at year-end 2000, 12.2 million at year-end 2001, 15.7 million at year-end 2002 and 17.2 million as of June 30, 2003. The rate of increase in 2001, 2002 and in the first six months of 2003 was slower than in previous years, mainly due to the increase in penetration levels. We target a modest growth in our subscriber base in 2003 in comparison to 2002.

        During the first quarter of 1999, we introduced a prepaid mobile service in order to increase penetration and limit credit risk. This service permits access to our GSM services to subscribers who prefer to avoid monthly billing or to better control their mobile communication expenses. By June 30,

2003, 12.5 million subscribers had commenced usage of the prepaid service. Average minutes of use per prepaid subscriber and average revenue per prepaid subscriber tend to be lower than postpaid subscribers. Our average monthly minutes of use per customer has increased 0.5% to 55.4 minutes for the six month period ended June 30, 2003 from 55.1 minutes for the same period in 2002. The increase in average monthly minutes of use per customer is mainly due to the improvement in the consumer sentiment and partly due to the volume and segment based campaigns especially in the second quarter of 2003. Our average revenue per subscriber decreased 9.2% to $10.8 for the six month period ended June 30, 2003 from $11.9 for the same period in 2002. The decrease was mainly due to the dilutive impact of prepaid subscribers in our subscriber base. Prepaid subscribers represented 67% and 73% of total subscribers by the end of the first six months ended June 30, 2002 and 2003, respectively.

        Churn is calculated as the total number of subscribers disconnections during a period as a percentage of the average number of subscribers for the period. Churn refers to disconnected subscribers, both voluntary and involuntary. We adopted a shorter disconnection process on September 14, 2000 for nonpaying subscribers. Under this disconnection process, subscribers who do not pay their bills are disconnected from our network, and included in churn, upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. As a result, for the year ended December 31, 2002, we disconnected approximately 230,000 additional subscribers for nonpayment of bills and our annual churn rate was 12.9%. For the six month period ended June 30, 2003, we disconnected approximately 90,000 additional subscribers for nonpayment of bills. Our churn rate was 8.2% for the six month period ended June 30, 2003. We have an allowance for doubtful accounts in our financial statements for such non-payments and disconnections amounting to $126.7 million and $155.1 million as of December 31, 2002 and June 30, 2003, respectively, which we believe is adequate. In previous periods, the majority of disconnections was due to non-payment of bills. However, in the first six months of 2003, the majority of disconnections were prepaid subscribers as a result of the increased number of such customers in our subscriber base. In 2003, we expect the churn rate to increase due to increasing competition in comparison to 2002.

        Our first half 2003 results improved with the recovery in the Turkish economy. However, despite better short-term visibility due to the improved macroeconomic indicators and limited impact of the war in Iraq for us, there remain uncertainties within the telecommunications industry in Turkey. Those uncertainties include the newly issued Access and Interconnection agreement and ongoing negotiations on the pricing terms of the interconnection agreement, consolidation in the Turkish mobile industry, and other uncertainties in the macroeconomic environment do continue. We are not in a position to quantify the potential impact of uncertainties described or the possible impact of changes to our business plan assumptions at this time. Furthermore, if unforeseen changes occur they could alter our current business plan forecasts. Therefore, we are not in a position to assess the potential impact and provide guidance as to our year end or on longer term results.

International and Other Domestic Operations

        At the Turktell Board of Directors meeting held on June 16, 2003, it was resolved that Turktell would acquire 637,975 and 318,985 shares of Mapco owned by Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme A.S. and Digital Platform Iletisim Hizmetleri A.S. (Digital Platform), respectively. Accordingly, we acquired an additional 30% interest of Mapco, increasing our stake to 100% for a total amount of $1.9 million.

        Bilisim, a wholly owned consolidated subsidiary, acquired 6.24% ownership interest in Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret A.S. and 8.23% ownership interest in Basin Yatirim Sanayi ve Ticaret A.S. for a total amount of $22.6 million by the end of June 2003.

        At the Turktell's Board of Directors meeting held on July 11, 2003, it was resolved to invest to Libero Interaktif Hizmetler A.S., which was established on September 2, 2003 and will provide multi media applications to Inteltek in multi purpose virtual environment.

        For additional information regarding our international and other domestic operations see "Item 5A. Operating Results—International and Other Domestic Operations" in the 20-F.

Critical Accounting Policies

        For a discussion of our critical accounting policies, please see "Item 5. Operating and Financial Review and Prospects-Critical Accounting Policies" in the 20-F. There have been no material changes in our critical accounting policies since the date of the 20-F.

Revenues

        Our revenues are mainly derived from communication fees, monthly fixed fees, call center revenues and sales of SIM cards. Communication fees consist of charges for calls that originate or terminate on our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the subscriber's service package. Monthly fixed fees are charged to each postpaid subscriber each month in a specified amount that varies according to the subscriber's service package, without regard to actual use of our GSM network services. SIM card revenues are receipts from the sale of SIM cards, which we sell to handset importers and which are needed to operate a handset used by a subscriber. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliated non-consolidated companies. In March 2001, we launched General Packet Radio Services (GPRS) in Turkey, which allows users to remain connected to the network at all times for the receipt of data transmissions, enabling bearer capability for WAP and SMS and Internet applications. GPRS charges to subscribers are based on the amount of data downloaded. In June 2003, we commercially launched our new multifunctional mobile service platform under the commercial name "Shubuo." Shubuo will provide our subscribers with access to quality content while creating a new medium for subscriber brands to promote their goods and services. Under the Shubuo brand, we will allow our subscribers to choose from several service packages each catering to different interest areas including news, finance, football, flirt, city life and music. Subscribers will be in a position to choose from these services according to their interests and to buy individual packages for a monthly fee. As a result, they will receive a fixed number of text messages containing information on the subject they choose and will be able to utilize content-rich and personalized mobile Internet services allowing them to interact with other Shubuo subscribers through chat, competition, voting, etc.

        We recognized SIM card sales as revenue upon initial entry of a new subscriber into the GSM network, only to the extent of the direct costs associated with providing these services. Excess SIM card sales continue to be deferred and recognized over the estimated effective subscription contract life. In connection with postpaid and prepaid subscribers, we currently incur costs for activation fees to dealers and other promotional expenses, which historically offset all or substantially all of the subscription fees. We charge a usage fee for certain services we offer, such as SMS, voicemail and data and facsimile transmission. Our revenues depend on the number of subscribers, call volume and tariff pricing.

        As is the case throughout Europe, airtime charges generally are paid only by the initiator of a call, except when a subscriber travels outside Turkey, in which case we charge the subscriber for a portion of the incoming call.

        In accordance with the Telecommunications Law, we set our tariffs independently, subject to maximum prices defined by the Telecommunications Authority, which are based on among other things, prices abroad for comparable GSM services, the Turkish consumer price index and the US consumer price index. We also notify the Authority at least seven days before the amendment of any tariff. We periodically raise tariffs to offset Turkish inflation and devaluation of the Turkish Lira. We raised tariffs in February, April and June 2002 and March 2003. We also launched a variety of new tariff packages to attract new subscribers. Despite the limited impact of price competition thus far, we will continue to communicate our existing price advantages, while launching a variety of new tariff packages. Although the Amending Law has no specific regulations in case of tariff policy, it authorizes the Telecommunications Authority to scrutinize activities in contradiction to fair competition. On the regulatory side, the Telecommunications Authority is working towards implementation of cost-based interconnect tariffing for the telecommunications sector.

        We charge Turk Telekom a net amount of $0.06 per minute after deducting VAT, communications tax and other taxes from the basic one-minute charge for local, metropolitan and long-distance traffic switched from Turk Telekom to our network. Starting from March 1, 2001, we charge Telsim a net amount of $0.20 per minute for traffic switched from Telsim to us. We entered into an interconnection agreement with IsTim on February 13, 2001, that became effective on March 9, 2001, after the Ministry of Transportation's approval. Effective March 9, 2001, we charge IsTim a net amount of $0.20 per minute for traffic switched from IsTim to us. We also entered into an interconnection agreement with Aycell on July 19, 2001. We charge Aycell a net amount of $0.20 per minute for traffic switched from Aycell to us. We entered into an interconnection agreement with Milleni.com GmbH (Milleni.com) in April 2001. Under the interconnection agreement with Milleni.com, we charge Milleni.com a net amount of $0.10 per minute for our network terminated traffic.

        We estimate that the amount remaining after deducting ongoing license fees, international roaming and interconnect expenses from revenues represents 72% and 70% of our total revenues for the six month periods ended June 30, 2002 and 2003, respectively.

        During the third quarter of 2001, we were approached by IsTim, a new competitor that began its operations in March 2001 under the brand name of Aria, to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority but we were unable to reach an agreement with IsTim and we commenced litigation proceedings to prevent the imposition of an agreement by the Telecommunications Authority. The introduction of national roaming in Turkey could have a negative impact on our revenues. For a description of the dispute regarding the national roaming agreement and the risks relating to such dispute, see "Item 8A. Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings in our 20-F.

Operating Costs

  Direct Cost of Revenues

        Direct costs of revenues include mainly ongoing license fee payments, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM operators for calls made by our subscribers while outside Turkey, interconnection fees paid to Telsim, IsTim, Aycell, Milleni.com and Turk Telekom and wages, salaries and personnel expenses for technical personnel. Direct costs of revenues also include costs arising from legal disputes, which relates to items included in direct cost of revenues.

        Under the Turk Telekom interconnection agreement, we pay Turk Telekom interconnection fees of $0.06 per minute for calls to our GSM network, $0.014 per minute for local calls from our network to the Turk Telekom fixed-line network and $0.025 per minute for non-local calls from our network to the Turk Telekom fixed-line network. Prior to the award of the license, we did not pay ongoing license fees. In addition, we did not pay Turk Telekom separately for interconnection.

        Effective March 1, 2001, we pay Telsim a net amount of $0.20 per minute for traffic switched from us to Telsim. Calls originating on our network and terminating on the Telsim network were routed through the Turk Telekom network and we paid Turk Telekom for the interconnection. We entered into an interconnection agreement with IsTim that became effective on March 9, 2001, after the Ministry of Transportation's approval. Under the IsTim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network after the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Starting from March 9, 2001, we pay IsTim a net amount of $0.20 per minute for traffic switched from us to IsTim. We also entered into an interconnection agreement with Aycell on July 19, 2001. We pay Aycell a net amount of $0.20 per minute for traffic switched from us to Aycell. Under the Milleni.com interconnection agreement, each of the parties agree to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch for onward transmission to their destinations. Milleni.com charges us at various prices identified within the scope of the agreement for the calls destined to numerous networks around the globe. These charges are included in direct cost of revenues.

  General and Administrative

        General and administrative expenses consist of fixed costs, including services provided by outside sources, company cars, office rent, office maintenance, insurance, consulting, wages, salaries and personnel expenses for non-technical and non-marketing employees and other overhead charges. In addition, while these expenses are generally related to the size of our employee base, the general and administrative expense per employee has decreased over the past three years due to economies of scale. Our general and administrative expenses also include bad debt expenses of our postpaid subscribers.

  Selling and Marketing

        Selling and marketing expenses consist of public relations, sales promotions, dealer activation fees, advertising, subsidies, wages and salaries and personnel expenses of sales and marketing related employees and other expenses, including travel expenses, office expenses, insurance, company car expenses, training expenses and telephone service costs.

        The average acquisition cost was approximately $29.4 and $24.0 per new subscriber for the six month periods ended June 30, 2002 and 2003, respectively. We compute average acquisition cost per new subscriber by adding sales promotion expenses, SIM card subsidies, activation fees and the special transaction tax and dividing the sum by the gross number of new subscribers for the related period. These costs are recorded as either selling and marketing expense or reduction of revenue in our statements of operations. We believe that despite the recent decline in acquisition costs, the average acquisition cost may increase in the future as a result of increasingly competitive environment. We expect our selling and marketing expenses to increase. However, we plan to keep it stable as a percentage of revenues in 2003.

        The following table shows certain items in our statement of operations as a percentage of revenues.

	Years ended December 31,		Six Months ended June 30,		Three Months ended June 30,
	2001	2002	2002	2003	2002	2003
Statement of Operations (% of revenue)
Revenues
Communication fees	93.9%	96.8%	96.3%	97.1%	97.1%	97.2%
Monthly fixed fees	4.9	2.1	2.4	1.7	2.2	1.7
SIM card sales	0.7	0.7	0.8	0.8	0.3	0.7
Call center revenues	0.5	0.4	0.5	0.3	0.4	0.3
Other	0.0	0.0	0.0	0.1	0.0	0.1
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0
Direct cost of revenues	(69.0)	(69.3)	(70.2)	(64.2)	(69.0)	(62.3)
Gross margin	31.0	30.7	29.8	35.8	31.0	37.7
General and administrative expenses	(7.6)	(5.3)	(5.6)	(4.6)	(5.4)	(4.7)
Selling and marketing expenses	(10.6)	(11.3)	(10.5)	(9.9)	(10.7)	(9.9)
Operating income	12.8	14.1	13.7	21.3	14.9	23.3

Six month period ended June 30, 2003 compared to six month period ended June 30, 2002 and three month period ended June 30, 2003 compared to the three month period ended June 30, 2002

        We had 17.2 million subscribers, including 12.5 million prepaid subscribers, as of June 30, 2003, compared to 13.8 million subscribers, including 9.2 million prepaid subscribers, as of June 30, 2002. During the first six months of 2003, we added approximately 1.5 million net new subscribers. We added 0.9 million net new subscribers to our network in the second quarter of 2003 compared to 1.1 million net new subscribers for the corresponding period in 2002.

  Revenues

        Total revenues for the six month period ended June 30, 2003 increased 15% to $1,074.8 million from $934.7 million for the same period in 2002. The increase in revenues is mainly due to the increase in the subscriber base, favourable exchange rate and the full impact of tariff price increases in the previous quarters. For the same reasons, revenue increased 17% to $583.7 million in the second quarter of 2003 from $497.5 million in the corresponding period in 2002.

        Revenues from communication fees for the six month period ended June 30, 2003 increased 16% to $1,043.1 million from $900.3 million for the same period in 2002 mainly due to the improvement in mobile usage, the increase in the subscriber base and the increase in tariff prices. Revenues from communication fees increased 17% to $567.2 million in the second quarter of 2003 from $483.0 million in the corresponding period of 2002 for the same reasons. Communication fees include SMS revenue, which amounted to $106.2 million for the six month periods ended June 30, 2003, $89.4 million for the same period in 2002, $54.1 million for the three month period ended June 30, 2003 and $45.5 million for the three month period ended June 30, 2002. As the monthly fixed fee in Turkish Lira remained the same for the period between May 15, 2001 and June 30, 2003, monthly fixed fees decreased as a percentage of revenues. Accordingly, revenues from monthly fixed fees for the six month period ended June 30, 2003 decreased 14% to $19.2 million from $22.3 million for the same period in 2002. In addition, monthly fixed fees decreased 6% to $10.2 million in the second quarter of 2003 from $10.9 million in the second quarter of 2002. SIM card revenues for the six month period ended June 30, 2003 increased 14% to $8.3 million from $7.3 million for the same period in 2002. SIM card revenues increased 167% to $4.0 million in the second quarter of 2003 from $1.5 million in the second quarter of 2002.

  Direct cost of revenues

        Direct cost of revenues increased 5% to $690.2 million for the six month period ended June 30, 2003 from $656.0 million for the same period in 2002 mainly due to the increase in revenue-based costs such as the ongoing license fee expensed to the Turkish Treasury. For the same reason, direct cost of revenues increased 6% to $363.6 million in the second quarter of 2003 from $343.4 million in the second quarter of 2002. Ongoing license fees paid to the Turkish Treasury increased 20% to $191.9 million for the six month period ended June 30, 2003 from $159.7 million for the same period in 2002 due to the increase in revenues. For the same reason, ongoing license fees increased 20% to $104.3 million in the second quarter of 2003 compared to $86.8 million in the second quarter of 2002. Interconnection costs increased 31% to $113.5 million for the six month period ended June 30, 2003 from $86.5 million for the same period in 2002, mainly due to the increase in revenues and the increase in off-net traffic. For the same reason, interconnection costs increased 34% to $63.7 million in the second quarter of 2003 from $47.4 million in the second quarter of 2002.

        Transmission costs, site costs, information technology and network maintenance expenses decreased approximately 43% to $53.5 million for the six month period ended June 30, 2003 from $94.0 million for the same period in 2002 due to the one time size costs incurred in the second quarter of 2002. Those expenses decreased 49% to $25.7 million in the second quarter of 2003 from $50.1 million in the same period of 2002. In addition, uncapitalizable antenna site costs and expenses increased 13% to $37.5 million for the six month period ended June 30, 2003 from $33.3 million for the same period in 2002. Uncapitalizable antenna site costs and expenses increased 20% to $21.3 million for the second quarter of 2003 from $17.7 million for the second quarter of 2002.

        Roaming expenses increased 21% to $17.0 million for the six month period ended June 30, 2003 from $14.0 million for the same period in 2002, mainly due to the increase in roaming revenue generated from the calls made by our subscribers while outside Turkey, primarily reflecting the decreasing effect of the economic crisis. Roaming expenses increased 3% to $7.7 million in the second quarter of 2003 from $7.5 million in the second quarter 2002.

        Billing costs decreased 3% to $10.1 million for the six month period ended June 30, 2003 from $10.4 million for the same period in 2002. Billing costs increased 2% to $5.3 million in the second quarter of 2003 from $5.2 million in the second quarter of 2002.

        Depreciation and amortization charges increased 2% to $210.0 million for the six month period ended June 30, 2003 from $205.3 million for the same period in 2002 as a result of an increase in fixed assets and intangibles due to additional capitalization of network investments by approximately $113.5 million from the end of the first six month period of 2002 to end of the first six month period of 2003. Due to the same reasons, depreciation and amortization expenses increased 2% to $104.9 million for the second quarter in 2003 from $102.7 million for the second quarter in 2002. The amortization expense for our GSM license was $10.0 million for the first six months of both 2003 and 2002.

        The cost of SIM cards sold increased 3% to $16.7 million for the six month period ended June 30, 2003 from $16.2 million for the same period in 2002 reflecting the increase in simcard revenue by 14% as compared to the same period in 2002. The cost of SIM cards sold increased 27% to $9.4 million for the second quarter of 2003 from $7.4 million for the second quarter of 2002.

        Wages, salaries and personnel expenses for technical personnel increased 20% to $28.2 million for the six month period ended June 30, 2003 from $23.6 million for the same period in 2002 due to the increase in the headcount of Global. For the same reason, wages and salaries and personnel expenses for technical personnel increased 36% to $14.6 million for the second quarter of 2003 from $10.7 million for the second quarter of 2002.

        As a percentage of revenue, direct cost of revenues decreased to 64% for the six month period ended June 30, 2003 from 70% for the same period in June, 2002. In addition, as a percentage of revenue, direct cost of revenues decreased to 62% for the second quarter of 2003 from 69% for the second quarter of 2002.

  General and administrative expenses

        General and administrative expenses decreased 7% to $48.8 million for the six month period ended June 30, 2003 from $52.2 million for the same period in 2002, mainly due to decreased bad debt expenses. For the same reason, general and administrative expenses decreased 2% to $26.6 million in the second quarter of 2003 from $27.1 million in the second quarter of 2002. As a percentage of revenues, general and administrative expenses decreased to 5% for the six month period ended June 30, 2003 compared to 6% for the same period in 2002. In addition, as a percentage of revenues, general and administrative expenses remained stable for both the three month periods ended June 30, 2003 and 2002.

        Bad debt expenses decreased 51% to $9.1 million for the six month period ended June 30, 2003 from $18.6 million for the same period in 2002 mainly due to the increased proportion of prepaid subscribers in our subscriber base, improved collection activities such as credit scoring, a new option whereby subscribers can make payments under an installment plan, and new collection channels and improvement in the legal follow-up system to decrease fraud. For the same reasons, bad debt expenses decreased 91% to $0.7 million in the second quarter of 2003 from $8.1 million in the second quarter of 2002. We provided an allowance for doubtful receivables identified based upon past experience in our consolidated financial statements.

        Rent expense decreased 9% to $2.0 million for the six month period ended June 30, 2003 from $2.2 million for the same period in June 30, 2002. Rent expense decreased 9% to $1.0 million for the second quarter of 2003 from $1.1 million for the second quarter of 2002.

        Consulting expenses increased 9% to $6.0 million for the six month period ended June 30, 2003 from $5.5 million for the same period in 2002. Consulting expenses decreased 9% to $4.0 million for the second quarter of 2003 from $4.4 million for the second quarter of 2002 due to due diligence and fair-value assessments in connection with the restructuring of Fintur in the second quarter of 2002.

        Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 11% to $9.8 million for the six month period ended June 30, 2003 from $8.8 million for the same period in 2002. These expenses increased 33% to $5.3 million for the second quarter of 2003 from $4.0 million for the second quarter of 2002.

  Selling and marketing expenses

        Selling and marketing expenses increased 9% to $106.8 million for the six month period ended June 30, 2003 from $98.0 million for the same period in 2002, mainly due to the prepaid subscribers' frequency usage fees, amounting $24.1 million, which were recorded as expenses in the first six month period ended June 30, 2003. For the same reason, selling and marketing expenses increased 9% to $57.7 million in the second quarter of 2003 from $53.1 million in the second quarter of 2002. As a percentage of revenues, selling and marketing expenses were 10% and 11% for the six month periods ended June 30, 2003 and 2002, respectively. We expect our selling and marketing expenses to increase. However, we plan to keep it stable as a percentage of revenues in 2003. In addition, as a percentage of revenues, selling and marketing expenses decreased to 10% for the second quarter of 2003 from 11% for the same period in 2002.

        Total postpaid advertising, market research, product management, public relations and call center expenses decreased 43% to $22.4 million for the six month period ended June 30, 2003 from $39.5 million for the same period in 2002 mainly due to the decrease in product management activities resulting from the decreased provision for the loyalty program. For the same reason, total postpaid advertising, market research, product management, public relations and call center expenses decreased 45% to $12.6 million in the second quarter of 2003 from $23.0 million in the second quarter of 2002.

        Total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 154% to $47.8 million for the six month period ended June 30, 2003 from $18.8 million for the same period in 2002. The increase in 2003 stemmed mainly from the increase in prepaid advertising expenses incurred for additional marketing campaigns and the prepaid subscribers' frequency usage fees. We have expensed $24.1 million for the principal for the frequency usage fee of 2003, in the consolidated financial statements as of June 30, 2003 regarding the related legal dispute which is ongoing. For a description of the related legal dispute, see "The Consolidated Financial Statements and Related Notes to Consolidated Financial Statements as of December 31, 2002 and June 30, 2003 (Unaudited), and for the Three Month and Six Month Periods Ended June 30, 2002 and 2003 (Unaudited)". For the same reasons, total prepaid advertising, market research, product management and public relations expenses increased 147% to $26.2 million in the second quarter of 2003 from $10.6 million in the second quarter of 2002.

        Activation fees decreased 32% to $13.8 million for the six month period ended June 30, 2003 from $20.2 million for the same period in 2002. Of the total dealer activation fees for the six month period ended June 30, 2003, for the six month period ended June 30, 2002, for the three month period ended June 30, 2003 and for the three month period ended June 30, 2002, $11.0 million, $16.9 million, $6.0 million, $7.6 million were for prepaid activations, respectively.

        Wages, salaries and personnel expenses for selling and marketing employees increased 10% to $12.4 million for the six month period ended June 30, 2003 from $11.3 million for the same period in 2002. Wages, salaries and personnel expenses for selling and marketing employees increased 21% to $6.3 million in the second quarter of 2003 from $5.2 million in the second quarter of 2002.

  Operating income

        Operating income increased 78% to $229.0 million for the six month period ended June 30, 2003 from $128.4 million for the same period in 2002, mainly due to the increase in our revenues and decrease in general and administrative expenses. Operating income increased 84% to $135.8 million in the second quarter of 2003 from $74.0 million in the second quarter of 2002 for the same reasons.

  Income from related parties, net

        Income from related parties, which includes sales of GSM equipment and SIM cards and charges for management, promotional materials and technical advisory services provided to Azercell, Moldcell, Milleni.com, Geocell and GSM Kazakhstan net of cost of goods sold after accounting for intercompany profit elimination was $2.6 million for the six month period ended June 30, 2003 compared to $0.1 million for the same period in 2002. Income from related parties was $0.6 million in the second quarter of 2003 compared to nil in the second quarter of 2002.

  Interest income (expense), net

        Interest expense net of interest income increased 27% to $119.8 million for the six month period ended June 30, 2003 compared to $94.0 million for the same period in 2002. The increase in net interest expense was mainly due to interest expense related to the frequency usage fees for prepaid subscribers amounting to $20.3 million and $10.4 million for the six and three month periods ended

June 30, 2003, respectively. For the same reason, net interest expense increased 12% to $59.6 million in the second quarter of 2003 from $53.3 million in the second quarter of 2002.

  Other income, net

        Other income, net increased 22% to $6.6 million in for the six month period ended June 30, 2003 from $5.4 million for the same period in 2002.

  Translation loss

        We recorded a translation loss of $53.6 million for the six month period ended June 30, 2003, compared to a translation loss of $10.3 million for the same period in 2002. The increase in translation loss stemmed from the 15% revaluation of the Turkish Lira against the US dollar in the first six month period of 2003 versus the 8% devaluation of the Turkish Lira against the US dollar for the same period in 2002. As we recorded significant accruals against legal disputes in our balance sheet, and nearly all of the accruals are in terms of Turkish Lira, the appreciation of Turkish Lira resulted in a translation loss. For the same reason, translation loss increased 286% to $52.5 million in the second quarter of 2003 from $13.6 million in the second quarter of 2002.

  Income tax benefit (expense)

        Income tax benefit for the six month period ended June 30, 2003 was $40.7 million. There was no income tax benefit (expense) for the six month period ended June 30, 2002. We establish valuation allowances in accordance with the provisions of SFAS No. 109. We continually review the adequacy of the valuation allowance based on changing conditions in the market place in which we operate and our projections of future taxable income, among other factors. We forecast to have taxable income in 2003 and 2004 and have generated taxable income for four consecutive quarters. We believe that subsequent to the conclusion of the war in Iraq during our second quarter and the limited impact it has had on the economic situation in Turkey, the economic and political uncertainties surrounding us have become less uncertain and provided us better visibility about the near term future. Currently, we believe that a one-year period is a reasonable period of time for us to forecast taxable income and related tax matters for a company operating in the economic and political environment such as Turkey. As a result of these developments in the second quarter of 2003, we changed our judgment regarding the realizability of the deferred tax assets and related valuation allowance requirements. Therefore, we reported the impact of this change in judgment in the second quarter of 2003, releasing approximately $64.0 million of valuation allowance and reporting a comparable amount of deferred tax benefit. However, due to the continued uncertainty over the long term, we believe a valuation allowance should continue to be provided on a portion of the deferred tax assets as we are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $346.7 million is recorded as of June 30, 2003 (December 31, 2002: $477.7 million) for such amounts. During the remainder of 2003, we will continue to evaluate the realizability of our deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance. As of June 30, 2003, we have generated approximately $338.7 million of potential future tax benefit from tax credits arising under our Investment Incentive Certificates. See "—Investment Incentive Certificates".

  Equity in net income (loss) of unconsolidated investees

        Our share of the net income of unconsolidated investees was $6.5 million for the six month period ended June 30, 2003 compared to our share of the net loss of unconsolidated investees of $23.6 million for the same period in 2002. The equity in net income of unconsolidated investees figure in 2003 is not comparable to the previous year's figure because our ownership in Fintur has increased from 25% to 41.45% due to the restructuring of Fintur in August 2002.

  Net income

        Net income increased to $112.7 million for the six month period ended June 30, 2003 compared to net income of $6.2 million for the same period in 2002. The increase was mainly due to the increase in our revenues, income tax benefit and our equity in net income of unconsolidated investees recorded in the six month period ended June 30, 2003. For the same reason, net income was $73.2 million in the second quarter of 2003 compared to a net income of $5.6 million in the second quarter of 2002.

Taxation Issues in Telecommunications Sector

        For a discussion of Turkish Tax legislation on telecommunications revenues, please see "Item 5A. Operating Results-Taxation Issues in Telecommunications Sector" in the 20-F. There have been no material changes in the taxes imposed on telecommunications services since the date of the 20-F except the followings:

        On April 24, 2003, Value Added Tax on roaming revenues invoiced to foreign operators, which was 18%, was cancelled, and in addition the 25% Special Communication Tax also was cancelled on these revenues increasing the tax advantage to 43% for the subscribers.

Investment Incentive Certificates

        In 1993, 1997, 2000, and 2001, the Under Secretariat of the Treasury approved investment incentive certificates for a program of capital expenditures by us and our subsidiaries in our mobile communications operations and call center operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but these deductions are subject to withholding tax at the rate of 19.8%. Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4.2 billion in qualifying expenditures. As of June 30, 2003, we had incurred cumulative qualifying expenditures of approximately $3.5 billion ($2.8 billion as of December 31, 2002), resulting in tax credit carryforwards under the certificates of approximately $338.7 million ($361.6 million as of December 31, 2002), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. However, as of June 30, 2003, a valuation allowance of $338.7 million has been recorded against such amount, as we believe that there exists continued uncertainty over the long term regarding the realizability of tax credit carryforwards. The certificates are denominated in Turkish Lira. However, approximately $1.9 billion of qualifying expenditures through June 30, 2003 ($2.4 billion as of December 31, 2002) under the certificates are indexed against future inflation.

        Law No. 4842, which made changes in certain taxation matters, was announced on April 24, 2003. For a discussion of these changes, see "Item 5A. Operating Results" in the 20-F.

Effects of Inflation

        The annual inflation rates in Turkey were 68.5% and 29.7% for the years ended December 31, 2001 and 2002, respectively, based on the Turkish consumer price index. Annual inflation rates were 29.8% as of June 30, 2003 and 42.6% for the same period in 2002. Within a hyperinflationary economy such as Turkey's, holding TL-denominated monetary assets in excess of TL-denominated monetary liabilities results in a loss as the real value of the net monetary assets decreases in line with the inflation rate. In a situation where monetary liabilities exceed monetary assets, a gain results as the real value of the net liabilities decreases. In order to try to contain inflation rates that have averaged about 45.7% per annum over the past three years, the Turkish government has implemented policies, including certain austerity measures that could have a negative impact on the Turkish economy and on our profitability.

New Accounting Standards Issued

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends SFAS No. 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, and the characteristics of a derivative that contains financing components. The changes in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003 and all provisions of this Statement should be applied prospectively. The adoption of SFAS No. 149 is not expected to have a material effect on our consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for contracts entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. The adoption of SFAS No. 150 is not expected to have a material effect on our consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We believe that the adoption of this standard will have no material impact on our consolidated financial statements.

Liquidity and Capital Resources

  Liquidity

        We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for non-operational capital expenditures, for working capital and to service our debt obligations. To date, these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by finance vehicle, Cellco Finance N.V. (Cellco), which issued $300 million of debt securities in July 1998 and $400 million of debt securities in December 1999, and a rights issue. As of June 30, 2003, total outstanding payables related to Cellco were $700 million.

        The net cash provided by our operating activities for the six month period ended June 30, 2003 and 2002 amounted to $419.6 million and $80.0 million, respectively. The increase in 2003 was mainly due to the increase in net income recorded for the six month period ended June 30, 2003 compared to the same period in 2002, the payment to Ericsson amounting to $225 million in the first half of 2002 and the advances given for Fintur restructuring amounting to $40.3 million in the first half of 2002.

        The net cash used for investing activities during the six month periods ended June 30, 2003 and 2002 amounted to $115.7 million and $33.7 million, respectively. Total investments in investees amounted to $136.6 million as of June 30, 2003 compared to $34.4 million as of June 30, 2002.

        The net cash used for financing activities for the six months period ended June 30, 2003 and 2002 amounted to $254.2 million and $121.5 million, respectively. As of June 30, 2003, $1,006.6 million was outstanding as short-term and long-term borrowings. We also entered into lease agreements in the amount of $73.3 million with various leasing companies ($68.3 million for our headquarters and other real estate, $3.7 million for computers installed at the building, office equipment and company cars and $1.3 million for a central betting system, which is classified as other long term assets). During 2002, we had $550 million of senior term loan facilities available for our use. On March 13, 2003, we notified the agent for the 1999 bank facility that we would fully extinguish the outstanding balance of approximately $244.4 million in March 2003 and we made the respective payment on March 31, 2003.

        We purchased $2.0 million of the 12.75% Senior Notes due August 1, 2005 issued by Cellco Finance N.V., on April 7 and April 15, 2003, and will hold the bonds until maturity.

        For the six month period ended June 30, 2003, we spent approximately $89.7 million for capital expenditures compared with $33.7 million for the same period in 2002. We revised our capital expenditures budget to spend approximately $200 million in 2003 from our original expectation of $150 million due to appreciation of Swedish Krona against US dollars, software purchases and the installation of additional base stations to some selected densely populated urban areas. We also expect to spend a major portion of 2003 capital expenditures on installation of additional base stations to some selected densely populated urban areas.

        At December 31, 2002, our current liabilities exceeded our current assets by approximately $209.5 million. At June 30, 2003, our current liabilities exceeded our current assets by approximately $79.7 million.

  Contractual Obligations and Commercial Commitments

        The following table illustrates our major contractual obligations and commitments as of June 30, 2003.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(US$ million)
Long-Term Borrowings	1,001.7	186.9	814.8	—	—
Capital Lease Obligations	34.5	16.1	18.4	—	—
Purchase Obligations	25.0	20.0	5.0	—	—
Operating Leases	9.4	1.6	3.1	3.1	1.6

Total Contractual Cash Obligations	1,070.6	224.6	841.3	3.1	1.6

  Related Party Transactions

        For a discussion of our transactions with related parties see "Item 7B. Related Party Transactions" in the 20-F. There have been no material changes in our related party transactions since the date of the 20-F.

  Contingent Liabilities

        The following table illustrates our major contingent liabilities as of June 30, 2003.

	Amount of contingent liability expiration per period
	Total amount committed	Remaining commitment at June 30 2003	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(US$ million)
Bank Letters of Guarantee	36.9	36.9	0.1	—	—	36.8
Guarantees
Digital Platform	87.2	55.5	29.6	25.9	—	—
BNP — Brussels (Buyer Credit)	50.2	35.4	15.9	19.5	—	—
BNP — Brussels (Financial Loan)	8.2	4.1	3.7	0.4	—	—
BNP — Hungary (Buyer Credit)	11.7	8.1	2.7	5.4	—	—
BNP — Hungary (Financial Loan)	1.9	1.2	0.8	0.4	—	—
Websterbank — USA	1.2	0.4	0.2	0.2	—	—
HSBC — Istanbul Main Branch	14.0	6.3	6.3	—	—	—
Hobim	0.4	0.3	0.2	0.1	—	—
BNP AK Dresdner (Financial Leasing)	0.4	0.3	0.2	0.1	—	—

        We have contingent liabilities in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Turkish Ministry amounting to $5.0 million, and customs authorities, private companies and other public organizations amounting to $31.8 million. In addition, as of June 30, 2003, we have contingent liabilities in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $0.1 million

        Guarantees given for Digital Platform are related to loans for set-top box, uplink imports and working capital financing used from the respective banks.

        Guarantees given for Hobim are related to financial leasing agreements made with the respective lessor.

  Liquidity Outlook

        According to our current business plan, we believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network in 2003 through our operating cash flow, our strong cash balance as of June 30, 2003 and certain debt restructurings that we have recently entered.

        On March 13, 2003, we notified the agent for the 1999 bank facility that we would extinguish early the outstanding balance of $244.4 million in March 2003. We made the respective payment on March 31, 2003. Also, on March 13, 2003, Garanti Bankasi agreed to extend the maturity of its outstanding loan to us. As a result of this extension, the outstanding balance of $75 million will be repaid in three equal instalments on June 21, 2004, January 23, 2006 and April 21, 2006. Further, on April 30, 2003, Akbank agreed to extend the principal payments of $100 million and $25 million, which were due on May 9, 2003 and June 5, 2003, respectively. As a result of this extension, $100 million will be repaid in two equal instalments on May 10, 2004 and May 9, 2005, and $25 million will be repaid in two equal instalments on June 7, 2004 and June 6, 2005. We believe that our cash from operations will be sufficient to fully fund our business plan through December 31, 2003, which includes the repayment of approximately $493.8 million in debt obligations. Based on our current expectations regarding the domestic and international macroeconomic environment, developments in the telecommunications sector in general, our debt repayment schedule, costs arising from pending litigation and the cost of new financing, we do not foresee any funding gap in 2003. Notwithstanding this, if our current expectations regarding any of the foregoing items prove incorrect, we may need to obtain additional financing to fully fund our business plan through 2003.

        In order to finance certain payments that we may be required to make in relation with outstanding legal disputes and/or in order to maintain our liquidity position, we may raise a precautionary new financing in 2003. In 2003, we may seek such new financing through some combination of debt financing alternatives, the extension and/or refinancing of our existing obligations under certain loan agreements or through the issuance of new debt depending on the maturity and cost of new financing alternatives. We are currently evaluating different financing alternatives through domestic and international markets to ensure the continuity of our long-term borrowing structure and strategies. We will continue to focus on strategies for lowering weighted average cost of total borrowing and extending the maturity of outstanding borrowings. We are reviewing domestic loan alternatives either by extending the existing facilities or by obtaining additional domestic debt. In line with these strategies, we extinguished early our 1999 bank facility on March 31, 2003, agreed to extend the loan from Garanti Bankasi on March 13, 2003, and agreed to extend the principal payments of the loan from Akbank on April 30, 2003. In addition, we will be watching international debt markets for opportunities to make a longer term club deal or syndication. In the meantime, we will be following the high yield markets in 2003 depending on the performance of the existing Cellco Bonds.

        Furthermore, under the 1998 Indenture governing the $300 million of 15.00% senior subordinated notes due in 2005 (the "1998 Notes") are redeemable, at the option of Cellco, in whole or in part at any time, on or after August 1, 2002, at the following redemption prices (expressed as percentages of the principal amount thereof) plus, in each case, accrued and unpaid interest, if any, to date of redemption:

Year	Percentage
2002	107.50%
2003	103.75%
2004	100.00%

        Depending on the outcome of necessary legal and financial analyses, we may propose that Cellco redeem the 1998 Notes, in whole or in part, in the future.

        There are some regulations in the 1999 Indenture governing the $400 million of 12.75% Cellco senior notes due in 2005 regarding the exercise of optional redemption of the 1998 Notes.

        According to the 1999 Indenture, Cellco cannot make any principal payments on any of its indebtedness that is subordinated or junior in right of payment to the 1999 Notes prior to any scheduled final maturity.

        Therefore, in order for Cellco to exercise the optional redemption of the 1998 Notes, the 1999 Indenture must be amended accordingly by consent of a simple majority of the holders of the 1999 Notes.

        We cannot assure you that we will be able to obtain any of this additional financing on terms that are satisfactory to us, or at all. If for any reason adequate internal resources or external financing are not available as needed, we may not be able to maintain and enhance the quality of our network or to meet our other obligations and liabilities as they become due. This could lead to a loss of subscribers and market share, as well as potential defaults under, and refinancing or restructuring of, existing debt and other obligations, all of which could have a material adverse effect on our business, consolidated financial condition or results of operations, or liquidity.

Quantitative and Qualitative Discussion of Market Risk

        Total indebtedness denominated in foreign currencies (all in US dollar) amounted to $1,034.9 million, representing almost 100% of our total indebtedness at June 30, 2003.

        During the first six month period of 2003, we made principal loan payments of $277.7 million.

        In January 2003, Inteltek signed a leasing contract with Garanti Finansal Kiralama A.S. (Garanti Leasing) to purchase 1,000 lottery terminals, amounting to $2.6 million. In addition, in March 2003, Bilisim ve Egitim Teknolojileri A.S. (Bilisim) leased a show tent called Mydonose Showland located at the CNR fairground under "Joint Management" agreement, amounting to $2.6 million.

        Fair value of indebtedness as of June 30, 2003, which was outstanding at December 31, 2002, has not changed significantly except for loans under 1999 and 1998 Issuer Credit Agreements. The fair value of the loan under 1998 Issuer Credit Agreement has increased from $311.3 million at December 31, 2002 to $313.5 million at June 30, 2003, and the fair value of the loan under 1999 Issuer Credit Agreement has increased from $412.5 million at December 31, 2002 to $430.0 million at June 30, 2003.

        We are exposed to foreign exchange availability and rate risks that could significantly impact our ability to meet our obligations and finance our network construction. A substantial majority portion of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US dollars. By contrast, substantially all of our revenues are, and will continue to be, denominated in Turkish Lira. In the normal course of business, on May 1, 2003, we bought US dollars by engaging in one forward transaction. This transaction totaled $20 million and matured on June 30, 2003. In addition, on May 1, 2003, May 2, 2003, May 6, 2003, June 6, 2003, June 17, 2003 and July 2, 2003, we engaged in nine forward transactions to buy US dollars totaling $110 million and maturing on September 30, December 30 and December 31, 2003 in order to manage our foreign exchange risk more efficiently. There is no covenant restriction related to such transactions provided that the transaction is authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect the company from fluctuations in currency values. However, we keep our monetary balances in US dollars to reduce our currency exposure and the maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account, among other things, for the devaluation of the Turkish Lira.

Legal and Arbitration Proceedings

        We are involved in various claims, which are described in "Item 8A. Consolidated Statements and Other Financial Information-Legal and Arbitration Proceedings" in our 20-F.

        There has not been any material changes in our legal and arbitration proceedings since the date of our 20-F, except for the following:

        In connection with the dispute on Turk Telekom Interconnection Fee relating to the annulment of Annex 1-A of the Turk Telekom interconnection agreement, on July 3, 2003, Turk Telekom informed us that the injunction was lifted and it will calculate the sharing of its interconnection revenue with us on an equal basis. Turk Telekom did not make the monthly interconnection payment to us due in June 2003, amounting to TL 83.9 trillion ($59.0 million as of June 30, 2003) to offset the amount against its receivables from us according to its claim that interconnection revenues should be shared equally. We have applied to obtain another injunction to cease Turk Telekom's action. We filed a case at Ankara 2nd Administrative Court for preventing and cancelling the confiscation of interconnection receivables to be paid to us by Turk Telekom. On July 31, 2003, Turk Telekom partially resumed TL 34.1 trillion ($24.0 million as of June 30, 2003) from its monthly interconnection payments under the Interconnection Agreement and paid us TL 48.7 trillion (approximately $34.2 million as of June 30, 2003) for June 2003. We believe that this amount is substantially lower than the amount that Turk

Telekom should have paid under the Interconnection Agreement. Although the basis for the calculation by Turk Telekom is not clear to us, it violates the decision by the Ankara Seventh Commercial Court of July 17, 2003, that the terms of the Interconnection Agreement should remain in effect until the parties reach a new interconnection agreement. We have initiated collection proceedings on August 26, 2003 for the recovery of confiscated portion of interconnection receivables for June 2003. On August 31, 2003, Turk Telekom partially resumed TL 37.2 trillion ($26.2 million as of June 30, 2003) from its monthly interconnection payments under the Interconnection Agreement and paid us TL 49.1 trillion (approximately $34.5 million as of June 30, 2003) for July 2003. We believe that this amount is substantially lower than the amount that Turk Telekom should have paid under the Interconnection Agreement. For more details, see "The Consolidated Financial Statements and Related Notes to Consolidated Financial Statements as of December 31, 2002 and June 30, 2003 (Unaudited), and for the Three Month and Six Month Periods Ended June 30, 2002 and 2003 (Unaudited)".

        The Competition Board provided us a reasoned written decision of a penalty amounting to TL 7.0 trillion ($4.9 million as of June 30, 2003), stating that we have abused our dominant position from the aspect of our relations with distributer firms of GSM hand sets and contravened the Law on the Protection of Competition. We initiated a lawsuit before Danistay for the injuction and cancellation of the decision. For more details, see "The Consolidated Financial Statements and Related Notes to Consolidated Financial Statements as of December 31, 2002 and June 30, 2003 (Unaudited), and for the Three Month and Six Month Periods Ended June 30, 2002 and 2003 (Unaudited)".

Other Matters

        On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the "BRSA") transferred the management and supervision of Pamukbank T.A.S. ("Pamukbank"), one of our shareholders whose majority shares were owned by the Cukurova Group, to the Savings Deposit Insurance Fund of Turkey (the "SDIF") who took over all shareholding rights of all Pamukbank shareholders, excluding their dividend entitlements. The BRSA cited that Pamukbank failed to take measures required under the Turkish Banks Act; that its total liabilities exceed its total assets and that its financial weakness threatened depositors' rights as well as the safety and soundness of the Turkish financial system and transferred the management and supervision to the SDIF. In accordance with the fifth paragraph of the Turkish Banks Act, the SDIF has acquired ownership of Pamukbank by paying the amount equivalent to Pamukbank's losses.

        On January 31, 2003, the BRSA announced that it reached an agreement with the Cukurova Group. According to the agreement, the Cukurova Group purchased our shares owned by Pamukbank and Pamuk Factoring. Additionally, the Cukurova Group has the option to buy our shares owned by Yapi Kredi Bank, before selling its shares in Yapi Kredi Bank within two years. We believe that the takeover of Pamukbank will not have a material impact on our operations or our leading position in the Turkish market.

        At our board of directors meeting held on August 20, 2003, it was resolved to participate in a tender for a two-year licence to provide mobile phone services in three regions of Iraq — northern, central and southern parts of the country- as a part of an unspecified consortium. Results of the tenders are expected to be announced in September 2003.

        On August 29, 2003, we received a notice from one of our two statutory auditors that he has called an Extraordinary Shareholders Meeting pursuant to his supervisory obligation over the our Board of Directors and his statutory right under the Turkish Commercial Code. In his notice to us, the statutory auditor stated that the Extraordinary Shareholders Meeting has been called "due to the Board of Directors being unable to agree upon important and strategic decisions for Turkcell". We have no authority under the Turkish Commercial Code to object to such a notice and are required to take all necessary actions to convene the Extraordinary Shareholders Meeting. Accordingly, we are not in a

position to comment on the notice received from the statutory auditor at this time. An Extraordinary Shareholders Meeting will be held on October 30, 2003 in Istanbul. The agenda for the meeting was set by the statutory auditor and includes the election of all seven members of our Board of Directors.

        At our Board of Directors meeting held on September 4, 2003, it was resolved to authorize management unanimously to enter into discussions regarding the purchase of 72.57% of the shares of Digital Platform from Yapi ve Kredi Bankasi A.S. and its subsidiaries. Completion of the purchase is subject to the satisfaction of several conditions such as agreement on the fair-value assessments and opinion to be provided by a third party, due diligence report, obtaining necessary approvals and board approvals as well as signing the final share purchase agreement.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2003
TURKCELL ILETISIM HIZMETLERI A.S.
	By:	/s/ MUZAFFER AKPINAR
	Name:	Muzaffer Akpinar
	Title:	Chief Executive Officer

QuickLinks

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND JUNE 30, 2003 (Unaudited) (In thousands, except share data)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2003 (Unaudited) (In thousands, except share data)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2003 (Unaudited) (In thousands)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2003 (Unaudited) (In thousands)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND JUNE 30, 2003 (UNAUDITED), AND FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2003 (UNAUDITED)
(Amounts in thousands of US Dollars unless otherwise stated except share amounts)
OPERATING AND FINANCIAL REVIEW FOR THE SIX MONTH AND THREE MONTH PERIODS ENDED JUNE 30, 2003
SIGNATURES